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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)*

                        Dynamic Healthcare Technologies, Inc.
------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      267927101
                   ------------------------------------------------
                                    (CUSIP Number)

         BRET R. MAXWELL, 233 S. WACKER DRIVE, SUITE 9500, CHICAGO, IL 60606
                                    (312)258-1400
       and Daniel Raynor, 405 Lexington Avenue, 54th Floor, New York, NY 10175
                                    (212) 949-6262
------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                    July 29, 1998
                   ------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 267927101                              Page 2 of 106 Pages


   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Riverside Partnership      36-405-1881


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) /X/


   3    SEC USE ONLY


   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF, BK


   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                                         / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois


                 7   SOLE VOTING POWER
                          2,542,200 *

  NUMBER OF      8   SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY
   OWNED BY     9   SOLE DISPOSITIVE POWER
     EACH                 2,542,200 *
  REPORTING
 PERSON WITH
                 10  SHARED DISPOSITIVE POWER
                          0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,542,200 *

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        / /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.5%


  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN


          *SEE ITEM 5 HEREOF.

                                 SCHEDULE 13D

CUSIP No. 267927101                              Page 3 of 106 Pages


   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Environmental Private Equity Fund II, L.P.      36-383-0765


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) /X/


   3    SEC USE ONLY


   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable.


   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                                        / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


                 7   SOLE VOTING POWER
                          0

  NUMBER OF      8   SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY
   OWNED BY      9   SOLE DISPOSITIVE POWER
     EACH                 0
  REPORTING
 PERSON WITH
                 10  SHARED DISPOSITIVE POWER

                          0


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0


  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                       / /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%


  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN

                                  SCHEDULE 13D

CUSIP No. 267927101                              Page 4 of 106  Pages


   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Productivity Fund III, L.P.  51-036-9223


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) /X/


   3     SEC USE ONLY


   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable


   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)                                                        / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                  7   SOLE VOTING POWER
                           0
   NUMBER OF
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY              0
   OWNED BY
     EACH         9   SOLE DISPOSITIVE POWER
  REPORTING                0
 PERSON WITH
                  10  SHARED DISPOSITIVE POWER

                           0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%


   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              PN

                                 SCHEDULE 13D

CUSIP No. 267927101                              Page 5 of 106 Pages


   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Argentum Capital Partners, L.P.  13-3444776


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) /X/


   3     SEC USE ONLY


   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC


   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)                                                        / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                  7   SOLE VOTING POWER
                           1,155,750 *

                  8   SHARED VOTING POWER
   NUMBER OF               0
    SHARES
 BENEFICIALLY     9   SOLE DISPOSITIVE POWER
   OWNED BY
     EACH                  1,155,750 *
   REPORTING
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                           0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,155,750 *

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.3%

   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN

              *SEE ITEM 5 HEREOF.

                                SCHEDULE 13D

CUSIP No. 267927101                              Page 6 of 106  Pages


   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Walter Barandiaran


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) /X/


   3    SEC USE ONLY


   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable


   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                                         / /


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Peru


                 7   SOLE VOTING POWER
                          84,000 *

  NUMBER OF      8   SHARED VOTING POWER
    SHARES                2,601,850 *
 BENEFICIALLY
   OWNED BY      9   SOLE DISPOSITIVE POWER
     EACH                 84,000 *
  REPORTING
 PERSON WITH     10  SHARED DISPOSITIVE POWER
                          2,601,850 *

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,685,850 *


  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        / /


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             14.1%


  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

          *SEE ITEM 5 HEREOF.

                               SCHEDULE 13D

CUSIP No. 267927101                              Page 7 of 106  Pages


   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Daniel Raynor


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) /X/


   3     SEC USE ONLY


   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable


   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)                                                       / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                  7    SOLE VOTING POWER
                            41,900 *

   NUMBER OF      8    SHARED VOTING POWER
    SHARES                  2,601,850 *
 BENEFICIALLY
   OWNED BY       9    SOLE DISPOSITIVE POWER
     EACH
   REPORTING                41,900 *
  PERSON WITH
                  10   SHARED DISPOSITIVE POWER
                            2,601,850 *


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,643,750 *


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                      / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%


   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN

          *SEE ITEM 5 HEREOF.

                                SCHEDULE 13D

CUSIP No. 267927101                              Page 8 of 106  Pages


   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bret R. Maxwell


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) / /
                                                                     (b) /X/


   3     SEC USE ONLY


   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         Not Applicable


   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)                                                       / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


                  7    SOLE VOTING POWER
                            46,300 *

   NUMBER OF      8    SHARED VOTING POWER
    SHARES                  2,542,200 *
 BENEFICIALLY
   OWNED BY
     EACH         9    SOLE DISPOSITIVE POWER
   REPORTING                46,300 *
  PERSON WITH
                  10   SHARED DISPOSITIVE POWER

                            2,542,200 *


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,588,500 *


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                      / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.7%


   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN


          *SEE ITEM 5 HEREOF.


                                                 Page 9 of 106 Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED DECEMBER 5, 1995, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D DATED DECEMBER 29, 1995, AND AMENDMENT NO. 2 TO SCHEDULE 13D DATED SEPTEMBER 26, 1996.

                             Item 1.  Security and Issuer

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of Dynamic Healthcare Technologies, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 101 Southhall Lane, Suite 210, Maitland, Florida 32751.

                          Item 2.   Identity and Background.

     This Schedule 13D is filed on behalf of Argentum Capital Partners, L.P., a Delaware limited partnership ("ACP"), The Productivity Fund III, L.P., a Delaware limited partnership ("PF III"), Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"), Riverside Partnership, an Illinois general partnership ("Riverside"), Walter Barandiaran ("Barandiaran"), Bret R. Maxwell ("Maxwell"), and Daniel Raynor ("Raynor"). (ACP, PF III, EPEF and Riverside will be referred to collectively as the "Entity Filing Parties" and the Entity Filing Parties, Barandiaran, Maxwell and Raynor will be referred to collectively as the "Filing Parties"). PF III, Maxwell, EPEF and Riverside maintain their principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500").
 ACP, Barandiaran and Raynor maintain their principal offices at 405 Lexington Avenue, 54th Floor, New York, New York 10174 ("405 Lexington").
The principal business of each of the Filing Parties is venture capital and private equity investment.

     Riverside has seven general partners, including Riverside L.L.C., an Illinois limited liability company ("RLLC"), PF III and EPEF. The other general partners have no economic beneficial interest in the equity securities of the Company, nor do they have any right to control the voting or disposition thereof. Each of the general partners of Riverside is controlled through one or more partnerships, except RLLC, which is also controlled by its manager, First Analysis Corporation, a Delaware corporation ("FAC").

     In this Schedule 13D, the persons who have or share control of a partnership after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of PF III are FAC and Maxwell. The ultimate general partners of EPEF are FAC, Maxwell, BancAmerica Robertson, Stephens & Co. ("BARS"), Argentum Environmental Corporation ("AEC") (which is in turn controlled by Barandiaran and Raynor) and Schneur Z. Genack, Inc. ("SZG"). ACP is controlled by its general partner, BR Associates, Inc., which is controlled by Barandiaran and Raynor. Barandiaran and Raynor each own 50% of and serve as the sole directors of BR Associates, Inc. Raynor is Chairman and Barandiaran is President of BR Associates, Inc. The ultimate general partners of RLLC are FAC, Maxwell, BARS, AEC and SZG.

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of PF III,

                                                 Page 10 of 106 Pages

EPEF and Riverside, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:


     Name                     Affiliation with FAC
     ----                     --------------------
     F. Oliver Nicklin        President, Chief Executive Officer and Director
     Bret R. Maxwell          Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address at 405 Lexington. The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF and Riverside are Schneur Z. Genack ("Genack"), Raynor and Barandiaran. Each of Raynor and Barandiaran is principally employed as an executive of The Argentum Group ("TAG") and maintains his business address at 405 Lexington. TAG's principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017.

     (a), (b) and (c) (con't). BARS maintains its business address at 555 California Street, San Francisco, California 94111 (the "BARS Address"). The person who takes actions on behalf of BARS with respect to its functioning as an ultimate general partner of EPEF and Riverside is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as a partner of BARS. Hamilton maintains his principal business address at the BARS Address. BARS' principal business is investment banking.

     (d) and (e) None of the Filing Parties or their general partners and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) Each of F. Oliver Nicklin, Maxwell and Raynor is a citizen of the United States. Barandiaran is a citizen of Peru. To the best of each Filing Party's knowledge, each of the other natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States

             Item 3.  Source and Amount of Funds or Other Consideration.

     All of the funds invested by the Entity Filing Parties (other than Riverside) in the Company were obtained from capital contributions made by their respective partners. All of the funds invested by Barandiaran, Maxwell and Raynor in the Company were personal funds or funds in personal retirement

                                                 Page 11 of 106 Pages

plans. EPEF and PF III contributed the shares of Common Stock previously owned by them to Riverside in consideration of their receipt of a partnership interest in Riverside.

     All of the funds invested by Riverside in the Company were obtained through loans (the "Loans") from LaSalle National Bank, a national banking association (the "Bank"), pursuant to a Secured Revolving Loan Agreement dated November 17, 1995, as amended on November 17, 1997 and March __, 1998, between the Bank and RLLC, a copy of which is attached to this Schedule as Exhibit E. Repayment of the Loans is guaranteed pursuant to guarantees (the "Guarantees") made by each of EPEF and PF III, copies of which are attached to this Schedule as Exhibits F-1 and F-2. Certain of the other general partners of Riverside also guaranteed repayment of the Loans. However, the partnership agreement of Riverside provides for indemnification of such partners for any losses incurred pursuant to the guarantees. Riverside pledged its interest in the Company's securities to secure repayment of the Loans. The loaned funds were contributed to Riverside by RLLC in consideration of a preferred partnership interest in Riverside.

                           Item 4.  Purpose of Transaction.

     The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

     None of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs
(a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

                    Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, EPEF and PF III own no shares of the Common Stock and may not be deemed to directly beneficially own any shares of Common Stock. Each of the other Filing Parties owns the number of shares of Common Stock and other securities of the Company described below:

          (A) Riverside - 1,710,200 shares of Common Stock; Warrants expiring July 29, 2003 to purchase shares of Common Stock at $2.25 per share ("Warrants") currently exercisable with respect to 192,000 shares of Common Stock, subject to certain anti-dilution protections; and 640,000 shares of the Company's Series C 8% Redeemable Convertible Preferred Stock (the "Series C Preferred"), each share of which is convertible into one share of Common Stock, subject to certain anti-dilution protections. Subject to the assumptions described below, Riverside owns 13.5% of the Common Stock.

                                                 Page 12 of 106 Pages

          (B) ACP - 778,750 shares of Common Stock; 87,000 Warrants; and 290,000 shares of Series C Preferred. Subject to the assumptions described below, ACP owns 6.3% of the Common Stock.

          (C) Barandiaran - 42,000 shares of Common Stock through an individual retirement account. Barandiaran controls the voting and disposition of an additional 42,000 shares of Common Stock held in an individual retirement account for the benefit of his spouse pursuant to a power of attorney. Subject to the assumptions described below, Barandiaran owns 14.1% of the Common Stock.

          (D) Raynor - 21,500 shares of Common Stock, and a stock purchase warrant that currently is 80% exercisable to purchase 25,500 shares of Common Stock at an exercise price of $6.0625 per share ("Raynor Warrant"). The Raynor Warrant expires on the earlier of May 21, 2001 or the date he is no longer a member of the Board of the Company. Subject to the assumptions described below, Raynor owns 13.9% of the Common Stock.

          (E) Maxwell - 25,900 shares of Common Stock, and a stock purchase warrant that currently is 80% exercisable to purchase 25,500 shares of Common Stock at an exercise price of $6.0625 per share ("Maxwell Warrant"). The Maxwell Warrant expires on the earlier of May 21, 2001 or the date he is no longer a member of the Board of the Company. Subject to the assumptions described below, Maxwell owns 13.7% of the Common Stock.

     In addition, TAG holds a currently exercisable warrant to purchase 175,000 shares of Common Stock at an exercise price of $1.00 per share (the "TAG Warrant"). The TAG Warrant expires on December 4, 2002. Subject to the assumptions described below, TAG owns 1.0% of the Common Stock.

     All of the above percentages are computed assuming the exercise of the Warrants and the TAG Warrant, the exercise of 80% of the Raynor Warrant, the exercise of 80% of the Maxwell Warrant, and the conversion into Common Stock of the Series C Preferred held by the particular Filing Party but no exercise of warrants or options or conversion of any convertible security by any other Filing Party or any other person.

     (ii) By reason of its status as an ultimate general partner of Riverside, FAC may be deemed to be the indirect beneficial owner of 2,542,200 shares of Common Stock, or 13.5% of such shares. By reason of his status as an ultimate general partner of Riverside, Maxwell may also be deemed to be the indirect beneficial owner of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares. When the 2,542,200 shares referred to in the first sentence of this paragraph are combined with the 25,900 shares owned by Maxwell directly and the 20,400 shares purchasable under the Maxwell Warrant of which Maxwell is deemed to be the beneficial owner, Maxwell may be deemed to be the beneficial owner of 2,588,500 shares of Common Stock, or 13.7% of such shares.

                                                 Page 13 of 106 Pages

     By reason of their status as controlling persons of ACP, TAG and AEC and by reason of AEC's status as an ultimate general partner of Riverside (and its beneficial interest in the securities of the Company pursuant to the partnership agreement of Riverside), each of Barandiaran and Raynor may be deemed to be the indirect beneficial owners of 2,601,850 shares of Common Stock, or 13.7% of such shares. When these shares are combined with the 42,000 shares of Common Stock owned by Barandiaran through his individual retirement account and the 42,000 shares of Common Stock held by an individual retirement account for the benefit of his spouse and controlled by Barandiaran pursuant to a power of attorney, Barandiaran may be deemed to be the beneficial owner (directly with respect to the shares owned by his individual retirement account and indirectly as to the balance) of 2,685,850 shares of Common Stock, or 14.1% of such shares. When the 2,601,850 shares referred to in the first sentence of this paragraph are combined with the 21,500 shares owned by Raynor directly and the 20,400 shares purchasable under the Raynor Warrant of which Raynor is deemed to be the beneficial owner, Raynor may be deemed to be the beneficial owner of 2,643,750 shares of Common Stock, or 13.9% of such shares.

     By reason of BARS', AEC's and SZG's status as ultimate general partners of Riverside (and their beneficial interest in the securities of the Company pursuant to the partnership agreement of Riverside), BARS, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 1,271,100 shares of Common Stock, or 6.9% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly or through an individual retirement account for his benefit. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares described herein.

     Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Subject to the conversion of the Series C Preferred and the exercise of the Warrants, ACP has the sole power to dispose of and to vote 1,155,750 shares of Common Stock. Subject to the exercise of the TAG Warrant, TAG has the sole power to dispose of and to vote 175,000 shares of Common Stock.. Barandiaran and Raynor may be deemed to share the power to dispose of and to vote such shares of Common Stock.

     (ii) Subject to the conversion of the Series C Preferred and the exercise of the Warrants, Riverside has the sole power to dispose of and to vote 2,542,200 shares of Common Stock. FAC and Maxwell may be deemed to share the power to dispose of and to vote all of such shares and BARS, NEC and SZG may be deemed to share the power to dispose of and to vote 1,271,100 of such shares.

     (iii) EPEF and PF III have no sole power to dispose of or to vote any shares of Common Stock.

                                                 Page 14 of 106 Pages

     (iv) Barandiaran has the sole power to vote and dispose of the 42,000 shares of Common Stock held by his individual retirement account and the 42,000 shares of Common Stock held by the individual retirement account for the benefit of his spouse.

     (v) Raynor has the sole power to vote and dispose of the 21,500 shares of Common Stock held by him individually and the sole power to dispose of the Raynor Warrant.

     (vi) Maxwell has the sole power to vote and dispose of the 25,900 shares of Common Stock held by him individually and the sole power to dispose of the Maxwell Warrant.

     (c) (i) On July 29, 1998, EPEF and PF III each transferred the 855,100 shares of Common Stock previously held by each of them to Riverside in exchange for a partnership interest in Riverside.

     (ii) On July 29, 1998 Riverside purchased from the Company in a private placement transaction 64 Units at a purchase price of $20,000 per Unit. Each Unit consisted of 10,000 shares of Series C Preferred and Warrants to purchase 3,000 shares of Common Stock.

     (iii) On July 29, 1998 ACP purchased from the Company in a private placement transaction 29 Units at a purchase price of $20,000 per Unit. Each Unit consisted of 10,000 shares of Series C Preferred and Warrants to purchase 3,000 shares of Common Stock.

     (d)  None.

     (e) On July 29, 1998, EPEF and PF III ceased to be the direct beneficial owner of more than five percent of the Common Stock.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
                      With Respect to Securities of the Issuer.

     ACP and Riverside are holders of certain rights to require registration of the shares of Common Stock underlying their shares of Series C Preferred. The Company has agreed to file a registration statement within 75 days of the closing of the sale of the Series C Preferred, and to cause the registration statement to become effective within 180 days and to remain effective through July 29, 2000. ACP and Riverside have unlimited "piggyback" registration rights with respect to Common Stock on terms and conditions that are customary in transactions of this nature. The Warrants also contain demand and "piggyback" registration rights on substantially the same terms and conditions as the Series C Preferred. The TAG Warrant contains "piggyback" registration rights with respect to the underlying shares of Common Stock on terms and conditions that are customary in transactions of this nature.

     Pursuant to the partnership agreement of Riverside, EPEF and PF III have agreed to hold the other general partners of Riverside harmless if they suffer a loss in connection with Riverside's investment in the Company. As between EPEF and PF III and the other partners, PF III and EPEF have 100% of the economic risk of the investment in Company stock made by Riverside. See
Item 4 hereof for a description of certain other arrangements made in connection with the Loans.

                                                 Page 15 of 106 Pages

                      Item 7.  Material to be Filed as Exhibits.

Exhibit A.     Agreement with respect to joint filing of Schedule 13D dated
               December __, 1995.

Exhibit B.     Irrevocable Proxies dated as of December 4, 1995.

Exhibit C.     Agreement with respect to joint filing of Schedule 13D dated
               January ___, 1996.

Exhibit D.     Agreement with respect to joint filing of Schedule 13D dated
               August ___, 1998. Page 18 of 106 pages.

Exhibit E.     Secured Revolving Loan Agreement dated November 17, 1995 between the Bank and  RLLC, as amended by First Amendment to Secured
               Revolving Loan Agreement dated November 17, 1997, and Second
               Amendment to Secured Revolving Loan Agreement dated March __,
               1998.   Page 20 of 106 pages.

Exhibit F-1.   Guarantee dated November 17, 1995 made by EPEF to the Bank, and
               Reaffirmation and Amendment dated November 17, 1997 and
               Reaffirmation and Amendment dated March __, 1998.  Page 71of 106 pages.

Exhibit F-2.   Guarantee dated November 17, 1995 made by PF III to the Bank, and
               Reaffirmation and Amendment dated November 17, 1997 and
               Reaffirmation and Amendment dated March __, 1998.  Page 88 of 106 pages.

                                                 Page 16 of 106 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 1998        ARGENTUM CAPITAL PARTNERS, L.P.

                              By:  BR Associates, Inc., General Partner of
                                   Argentum Capital Partners, L.P.


                              By: /s/ Walter Barandiaran
                                 ---------------------------------------------
                              Title:    President


                              /s/ Walter Barandiaran
                              ------------------------------------------------
                              Walter Barandiaran


                              /s/ Daniel Raynor
                              ------------------------------------------------
                              Daniel Raynor


                              /s/ Bret R. Maxwell
                              ------------------------------------------------
                              Bret R. Maxwell


                              ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership

                              By: Environmental Private Equity Management II, L.P., General Partner of Environmental Private Equity Fund II, L.P.

                              By: First Analysis EPEF Management Company II, General Partner of Environmental Private Equity Management II, L.P.

                              By: First Analysis Corporation, General Partner of First Analysis EPEF Management Company II


                              By: /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:  Vice Chairman

                                                 Page 17 of 106 Pages

                              THE PRODUCTIVITY FUND III, L.P., a Delaware limited partnership

                              By:  First Analysis Management Company III,
                                   L.L.C., General Partner of The Productivity
                                   Fund III, L.P.

                              By: First Analysis Corporation, Member of First Analysis Management Company III, L.L.C.


                              By:  /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:    Vice Chairman


                              RIVERSIDE PARTNERSHIP, an Illinois general partnership

                              By: Riverside L.L.C., Managing General Partner of Riverside Partnership

                              By:  First Analysis Corporation, Manager of
                                   Riverside L.L.C.


                              By: /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:    Vice Chairman

                                                 Page 18 of 106 Pages

                                      EXHIBIT D

                                      AGREEMENT

The undersigned agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Agreement is attached, and such Schedule 13D is filed on behalf of each of them;

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate;

     (iii) Such Schedule 13D identifies each such person, contains the required information with regard to such person and indicates that it is filed on behalf of all such persons; and

     (iv) The execution and delivery of this Agreement does and shall not constitute an admission by the undersigned that they constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the undersigned hereby disclaim such status.

Dated: August 21, 1998        ARGENTUM CAPITAL PARTNERS, L.P.

                              By:  BR Associates, Inc., General Partner of
                                   Argentum Capital Partners, L.P.


                              By: /s/ Walter Barandiaran
                                 ---------------------------------------------
                              Title:    President


                              /s/ Walter Barandiaran
                              ------------------------------------------------
                              Walter Barandiaran


                              /s/ Daniel Raynor
                              ------------------------------------------------
                              Daniel Raynor


                              /s/ Bret R. Maxwell
                              ------------------------------------------------
                              Bret R. Maxwell

                                                 Page 19 of 106 Pages

                              ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership

                              By: Environmental Private Equity Management II, L.P., General Partner of Environmental Private Equity Fund II, L.P.

                              By: First Analysis EPEF Management Company II, General Partner of Environmental Private Equity Management II, L.P.

                              By: First Analysis Corporation, General Partner of First Analysis EPEF Management Company II


                              By: /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:    Vice Chairman


                              THE PRODUCTIVITY FUND III, L.P., a Delaware limited partnership

                              By:  First Analysis Management Company III,
                                   L.L.C., General Partner of The Productivity
                                   Fund III, L.P.

                              By: First Analysis Corporation, Member of First Analysis Management Company III, L.L.C.


                              By: /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:    Vice Chairman


                              RIVERSIDE PARTNERSHIP, an Illinois general partnership

                              By: Riverside L.L.C., Managing General Partner of Riverside Partnership

                              By:  First Analysis Corporation, Manager of
                                   Riverside L.L.C.

                              By: /s/ Bret R. Maxwell
                                 ---------------------------------------------
                              Title:    Vice Chairman

                                                 Page 20 of 106 Pages

                                      EXHIBIT E

                           SECURED REVOLVING LOAN AGREEMENT

     THIS SECURED REVOLVING LOAN AGREEMENT (this "Agreement"), dated as of November 17, 1995, is by and between RIVERSIDE L.L.C., an Illinois limited liability company (hereinafter, together with its successors and permitted assigns, the "Borrower"), and LASALLE NATIONAL BANK, a national banking association (hereinafter, together with its successors and assigns, the "Bank").

                                   R E C I T A L S:

     A. The Borrower has requested that the Bank provide the Borrower with revolving loans in an aggregate principal amount not exceeding Five Million Dollars ($5,000,000) at any one time outstanding.

     B. The Bank is prepared to make such revolving loans on the terms and subject to the conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. CERTAIN DEFINITIONS

     1.1 TERMS DEFINED IN THIS AGREEMENT. When used herein the following terms shall have the following respective meanings:

     "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling (including, without limitation, all shareholders, directors and officers of such Person), controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through ownership of voting securities, by contract or otherwise.

     "AGREEMENT" means this Secured Revolving Loan Agreement as the same may be modified, supplemented or amended from time to time.

     "AUTHORIZED OFFICER" means the Managing Member or any other Member of the Manager of the Borrower. References herein to officer or officers or to specific officers shall include members of limited liability companies and general partners of partnerships.

     "BANK PARTIES" has the meaning contained in SECTION 13.5 hereto.

     "BORROWING REQUEST" has the meaning contained in SECTION 8.1.12 hereof.

                                                 Page 21 of 106 Pages

     "BUSINESS DAY" means any day (other than Saturday or Sunday) of the year that (a) in the case of a Business Day which relates to a Eurodollar Rate Loan, banks are open for business in Chicago, Illinois and New York, New York and on which dealings are carried on in the interbank eurodollar market, and
(b) in the case of a Business Day which relates to a Prime Rate Loan, banks are open for business in Chicago, Illinois.

     "CAPITALIZED LEASE OBLIGATIONS" means any amount payable with respect to any lease of any tangible or intangible property, however denoted, which is required by GAAP to be reflected as a liability on the balance sheet of the lessee thereunder.

     "CLOSING DATE" means the date of this Agreement.

     "CODE" means the Internal Revenue Code of 1986, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time.

     "COLLATERAL" means all assets, property and rights on or in which a Lien is granted to the Bank pursuant to the Pledge Agreement, any other Collateral Document or any other Related Document.

     "COLLATERAL DOCUMENTS" means, collectively, the Pledge Agreement and any and all other documents and agreements provided for in SECTION 10 hereof, if any, or pursuant to which a Lien is granted to the Bank from time to time as security for any of the Liabilities, as any of the foregoing documents and agreements may be amended, modified or supplemented from time to time.

     "COMPLIANCE CERTIFICATE" has the meaning contained in SECTION 8.1.3 hereof.

     "CONTINUATION/CONVERSION NOTICE" - see SECTION 2.4.

     "CURRENT MARKET VALUE" as to any Stock means, (a) if quotations are available, the closing sale price of such Stock on the preceding Business Day on which trades were made, as appearing on any regularly published reporting or quotation service, provided that no material adverse change has occurred which would render such closing sale price an unreasonable estimate of the market value of such Stock; or (b) if there is no such closing sale price, the reasonable estimate of the market value of such Stock as of the close of business on the preceding Business Day (such estimate to be satisfactory to the Bank), it being understood that for purposes of this clause (b), if Current Market Value is being determined at the time a Revolving Loan is being made to finance the purchase of Stock, Current Market Value of such Stock shall be deemed to mean the cost of purchase of such Stock (excluding all brokers fees and other commissions), absent a good faith determination by the Bank that such purchase price is unreasonable.

     "DEFAULT" means any event, act or condition which, with lapse of time or notice or lapse of time and notice, would constitute an Event of Default.

                                                 Page 22 of 106 Pages

     "ENVIRONMENTAL LAWS" means any and all federal, state or local laws, statutes, ordinances, rules, regulations, judgments, orders, decrees, permits, concessions, agreements, licenses, or other governmental restrictions or requirements relating to health, safety, the environment or the release or discharge, or dumping or disposing (whether intentional or unintentional) of any materials regulated under such laws or regulations (including, without limitation, hazardous and toxic substances) into the environment, now or hereafter in effect in any and all jurisdictions in which the Borrower is or from time to time may be doing business, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq., the Clean Air Act, 42 U.S.C. Sections 7401 et seq., the Occupational Safety and Health Act, 29 U.S.C. Sections 651 et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. Sections 1801 et seq., as amended or hereafter amended.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute, together with the regulations thereunder, as in effect from time to time.

     "ERISA AFFILIATE" means any corporation, trade or business which together with the Borrower is a member of a controlled group of corporations or trades or businesses as described in Sections 414(b) and 414(c) of the Code, or any corporation, trade or business which together with the Borrower is otherwise treated as a single employer under Section 4001 of ERISA.

     "EUROCURRENCY RESERVE PERCENTAGE" shall mean, with respect to any Eurodollar Rate Loan for any Interest Period, a percentage (expressed as a decimal) equal to the daily average during such Interest Period, as prescribed by the Federal Reserve Board, for determining the aggregate maximum reserve requirements (including all basic, supplemental, marginal and other reserves) applicable to "Eurocurrency liabilities" pursuant to Regulation D or any other then-applicable regulation of the Federal Reserve Board which prescribes reserve requirements applicable to "Eurocurrency liabilities," as defined in Regulation D, as applicable to the class of banks of which the Bank is a member. Without limiting the effect of the foregoing, the Eurocurrency Reserve Percentage shall reflect any other reserves required to be maintained by the Bank against (a) any category of liabilities that includes deposits by reference to which the Eurodollar Rate (Reserve Adjusted) is to be determined, or (b) any category of extensions of credit or other assets that includes Eurodollar Rate Loans. For purposes of this Agreement, any Eurodollar Rate Loan hereunder shall be deemed to be "Eurocurrency liabilities," as defined in Regulation D, and, as such, shall be deemed to be subject to such reserve requirements without the benefit of, or credit for, proration, exceptions or offsets which may be available to the Bank from time to time under Regulation D.

     "EURODOLLAR RATE LOAN" shall mean any Revolving Loan which bears interest at a rate determined by reference to the Eurodollar Rate (Reserve Adjusted).

     "EURODOLLAR RATE" shall mean, with respect to any Eurodollar Rate Loan for any Interest Period, the rate of interest equal to the average (rounded upward, if necessary, to the next higher 1/16 of 1%) rate per annum at which Dollar deposits in immediately available funds are offered to the Lending Office of the Bank two (2) Business Days prior to the beginning of such Interest

                                                 Page 23 of 106 Pages

Period by prime banks in the interbank eurodollar market as at or about the relevant local time of such Lending Office, for delivery on the first day of such Interest Period, for the number of days comprised therein and in an amount equal or comparable to the amount of the Revolving Loan of the Bank for such Interest Period. As used herein, "relevant local time" shall mean 10:00 A.M., Chicago time.

     "Eurodollar Rate (Reserve Adjusted)" shall mean, with respect to any Eurodollar Rate Loan for any Interest Period, a rate per annum (rounded upward, if necessary, to the nearest 1/100 of 1%) determined pursuant to the following formula:

       Eurodollar Rate     =      EURODOLLAR RATE
                                  ---------------
      (Reserve Adjusted)          1-Eurocurrency
                                  Reserve Percentage

     "EVENT OF DEFAULT" means any of the events or conditions described in
SECTION 12.1 hereof.

     "EXCESS INTEREST" has the meaning contained in SECTION 4.15 hereof.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor authority) that are applicable to the circumstances as of the date of determination.

     "GUARANTEES" means collectively, and "GUARANTEE" means individually each of, those certain Guarantees executed in connection with this Agreement, dated the date hereof, in favor of the Bank, pursuant to which each of (i) Environmental Private Equity Fund II, L.P., a Delaware limited partnership, and (ii) Productivity Fund III, L.P., a Delaware limited partnership collectively guarantee payment of that portion of the Liabilities equal to twenty percent (20%) of the total cost of purchase of the Stock, the form of which is attached hereto as EXHIBIT F.

     "GUARANTORS" means collectively, and "GUARANTOR" means individually each of, those parties executing a Guarantee.

     "INDEBTEDNESS" with respect to any Person means, as of the date of determination thereof, (i) all of such Person's indebtedness for borrowed money, (ii) all indebtedness of such Person or any other Person secured by any Lien with respect to any property or asset owned or held by such Person, regardless whether the indebtedness secured thereby shall have been assumed by such Person, (iii) all indebtedness of other Persons which such Person has directly or indirectly guaranteed (whether by discount or otherwise), endorsed (otherwise than for collection or deposit in the ordinary course of business), discounted with recourse to such Person or with respect to which such Person is otherwise directly or indirectly liable, including, without limitation, indebtedness in effect guaranteed by such Person through any agreement (contingent or

                                                 Page 24 of 106 Pages

otherwise) to (A) purchase, repurchase or otherwise acquire such Indebtedness or any security therefor, (B) provide funds for the payment or discharge of such indebtedness or any other liability of the obligor of such indebtedness (whether in the form of loans, advances, stock purchases, capital contribution or otherwise), (C) maintain the solvency of any balance sheet or other financial condition of the obligor of such indebtedness, or (D) make payment for any products, materials or supplies or for any transportation or services regardless of the nondelivery or non-furnishing thereof, if in any such case the purpose or intent of such agreement is to provide assurance that such indebtedness will be paid or discharged or that any agreements relating thereto will be complied with or that the holders of such indebtedness will be protected against loss in respect thereof, (iv) all of such Person's Capitalized Lease Obligations, (v) all actual or contingent reimbursement obligations with respect to letters of credit issued for such Person's account, and (vi) all other obligations and liabilities of such Person (including, without limitation, all debts, claims and indebtedness) whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, by operation of law, or otherwise.

     "INDEMNIFIED LIABILITIES" has the meaning contained in SECTION 13.5 hereof.

     "ISSUERS" means collectively, and "ISSUER" means individually each of, the issuers of the Stock.

     "INTEREST PERIOD" - see SECTION 4.4.

     "LENDING OFFICE" shall mean any office designated by the Bank in its sole discretion beneath its signature hereto or otherwise from time to time by written notice to the Borrower, as a Lending Office for purposes hereunder. The Bank may designate separate Lending Offices for the purposes of making, maintaining or continuing Prime Rate Loans or Eurodollar Rate Loans and, with respect to Eurodollar Rate Loans, such Lending Office may be a foreign branch or an Affiliate of the Bank or the Bank's holding company.

     "LIABILITIES" means any and all of the Borrower's obligations, liabilities and indebtedness to the Bank, howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing or arising, or due or to become due, which arise out of or in connection with this Agreement or the Related Documents (including, without limitation, all principal, interest, fees, costs and expenses), and any refinancings, substitutions, extensions, renewals, replacements and modifications for or of any or all of the foregoing.

     "LIEN" means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance.

     "LOAN TO VALUE RATIO" has the meaning contained in SECTION 8.7 hereof.

     "MANAGER OF THE BORROWER" means First Analysis Management Company III, L.L.C., a Delaware limited liability company.

                                                 Page 25 of 106 Pages

     "MARGIN STOCK" has the meaning given to such term in Regulation U.

     "MAXIMUM COMMITMENT" means Five Million Dollars ($5,000,000).

     "MAXIMUM LOAN VALUE" as applied to the Stock, means fifty percent (50%) of the Current Market Value of such Stock.

     "MULTIEMPLOYER PLAN" means a Plan which is a "multiemployer plan" as defined in ERISA.

     "NON-MARGIN STOCK" means all stock and other securities which are not considered as Margin Stock.

     "PARTNERSHIP" means Riverside Partnership, and Illinois general partnership.

     "PERMITTED INDEBTEDNESS" has the meaning contained in SECTION 9.2 hereof.

     "PERMITTED LIENS" is defined in SECTION 9.3 hereof.

     "PERSON" means any individual, sole proprietorship, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind.

     "PLAN" means a "pension plan", as such term is defined in ERISA, that is subject to Title IV of ERISA and to which the Borrower or any ERISA Affiliate may have any liability.

     "PLEDGE AGREEMENT" has the meaning contained in SECTION 10.1 hereof.

     "PRIME RATE" means the rate of interest announced from time to time by the Bank as its "Prime Rate." The Prime Rate is one of the Bank's rates and is not intended to be the Bank's lowest or best rate in effect at any time. Any change in the Prime Rate shall be effective as of the effective date stated in the announcement by the Bank of such change.

     "PRIME RATE LOAN" shall mean any Revolving Loan which bears interest at or by reference to the Prime Rate.

     "QUARTERLY PAYMENT DATE" shall mean the last day of each March, June, September and December or, if any such day is not a Business Day, the next succeeding Business Day.

     "REGULATION U" means Regulation U of the Board of Governors of the Federal Reserve System and any successor rule or regulation of similar import as in effect from time to time.

     "RELATED DOCUMENTS" means, collectively, the Revolving Note, the Collateral Documents, the Guarantees and all other documents, instruments and agreements executed or delivered by the Borrower or any other Person pursuant to or in connection with this Agreement or the foregoing

                                                 Page 26 of 106 Pages

documents, agreements and instruments, as the same may be amended, supplemented or modified from time to time.

     "REVOLVING LOAN COMMITMENT" has the meaning contained in SECTION 2.1 hereof.

     "REVOLVING LOAN(S)" has the meaning contained in SECTION 2.1 hereof.

     "REVOLVING NOTE" has the meaning contained in SECTION 3.1 hereof.

     "STOCK" means all Margin Stock and Non-Margin Stock which is purchased in part with the proceeds of a Revolving Loan and which is pledged to the Bank pursuant to the terms of the Pledge Agreement.

     "SUBSIDIARY" of any Person shall mean another Person of which such Person owns, directly or indirectly, more than 50% of (a) the combined voting power of all classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors of such Person, if it is a Corporation, (b) the capital interest or profits interest of such Person, if it is a partnership, joint venture or similar entity, or (c) the beneficial interest of such Person, if it is a trust, association or other unincorporated organization.

     "TERMINATION DATE" means the earlier of (i) November 16, 1997, (ii) such other date on which the Revolving Loan Commitment shall terminate pursuant to
SECTION 12.2 hereof, or (iii) such other date as is mutually agreed in writing between the Borrower and the Bank, it being understood that the Bank will annually review its Revolving Loan Commitment to consider a one year extensions of the Termination Date, but under no circumstance shall the Bank be obligated to grant such extension and any such extensions shall be in the Bank's sole and absolute discretion.

     1.2 ACCOUNTING TERMS. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given to such terms in accordance with GAAP.

     1.3 OTHERS DEFINED IN U.C.C.. All terms contained in this Agreement (and which are not otherwise specifically defined herein) shall have the meanings provided by the U.C.C. to the extent the same are used or defined therein.

SECTION 2. REVOLVING LOAN COMMITMENT; REVOLVING LOAN BORROWING PROCEDURES

     2.1 REVOLVING LOAN COMMITMENT. On the terms and subject to the conditions set forth in this Agreement, the Bank agrees to make revolving loans (collectively, "REVOLVING LOANS", and individually a "REVOLVING LOAN") to the Borrower from time to time on and after the Closing Date and before the Termination Date in such aggregate amounts as the Borrower may from time to time request but not exceeding the lesser of (a) an amount, which when added to the

                                                 Page 27 of 106 Pages

aggregate Revolving Loans which are then outstanding equals the Maximum Commitment, or (b) the Maximum Loan Value of the Stock to be purchased with the proceeds of such Revolving Loan. The Borrower shall have the right to repay and reborrow any of the Revolving Loans; PROVIDED, HOWEVER, that it shall be a condition precedent to any reborrowing that as of the date of any reborrowing all of the conditions to borrowing set forth in this Agreement shall be satisfied and all representations and warranties made herein shall be true and correct in all material respects as of such reborrowing date.
The Bank's commitment hereunder to make Revolving Loans is hereinafter called the "REVOLVING LOAN COMMITMENT".

     2.2 VARIOUS TYPES OF REVOLVING LOANS. Each Revolving Loan shall be either a Prime Rate Loan or a Eurodollar Rate Loan (each being herein called a "Type" of Loan), as the Borrower shall specify in the related Borrowing Request or Continuation/Conversion Notice pursuant to SECTION 2.3 or SECTION
2.4. Prime Rate Loans and Eurodollar Rate Loans may be outstanding at the same time; PROVIDED, that (a) in the case of Eurodollar Rate Loans, not more than five different Interest Periods shall be outstanding at any one time for all such Revolving Loans, and (b) the Borrower shall specify Revolving Loans and Interest Periods such that no payment or prepayment of any principal on any Revolving Loan shall result in a break-up of any Interest Period.

     2.3 REVOLVING LOAN BORROWING PROCEDURES. Whenever the Borrower desires to borrow a Revolving Loan hereunder, the Borrower shall give the Bank irrevocable telephonic notice of such proposed Revolving Loan borrowing no later than 12:00 noon, Chicago, Illinois time, on a day which in the case of a Prime Rate Loan is at least one Business Day prior to the proposed date of such borrowing, and in the case of a Eurodollar Rate Loan is at least three Business Days prior to the proposed date of such borrowing. In no event shall the Borrower request Eurodollar Rate Loans in an aggregate principal amount of less than $250,000 or any larger integral multiple of $50,000. Each such notice shall be effective upon receipt by the Bank and shall specify the date and the amount of the borrowing. Each request for a Revolving Loan shall automatically constitute a representation and warranty by the Borrower that, as of the date of such requested Revolving Loan, all conditions precedent to the making of such Revolving Loan set forth in SECTION 11 hereof shall be satisfied. Each borrowing of a Revolving Loan shall be on a Business Day. Concurrently with the above-described telephonic notice, the Borrower shall deliver to the Bank, via facsimile, a Borrowing Request prepared in accordance with SECTION 8.1.12 hereof.

     2.4 CONVERSION AND CONTINUATION OF REVOLVING LOANS. The Borrower may, by delivery to the Bank of a Continuation/ Conversion Notice (herein called a "Continuation/Conversion Notice") in the form of EXHIBIT G attached hereto with appropriate insertions, before 1:00 P.M., Chicago time, three (3) Business Days prior to conversion or continuation, convert or continue Revolving Loans as follows:

          (a) convert Eurodollar Rate Loans into Prime Rate Loans,

          (b) convert Prime Rate Loans into Eurodollar Rate Loans, and

                                                 Page 28 of 106 Pages

          (c) continue any such Revolving Loan into a subsequent Interest Period of the same duration or of any other duration permitted hereunder, subject to the following:

               (i) the Interest Period applicable to any Eurodollar Rate Loan resulting from a conversion shall be specified by the Borrower in the Continuation/ Conversion Notice delivered pursuant to this Section; PROVIDED, HOWEVER, that if no such Interest Period shall be specified, the Borrower shall be deemed to have selected an Interest Period, in the case of a Eurodollar Rate Loan, of one
          (1) month's duration. If the Borrower shall not have given timely notice to continue any Revolving Loan into a subsequent Interest Period and shall not otherwise have given notice to convert such Revolving Loan, such Revolving Loan unless repaid pursuant to the terms hereof shall automatically be converted into a Prime
          Rate Loan;

               (ii) in the case of a conversion or continuation of less than all Revolving Loans, the aggregate principal amount of such Revolving Loans converted or continued shall be not less than $100,000 or any larger integral multiple of $50,000;

               (iii) if any Eurodollar Rate Loan is converted at a time other than the last day of an Interest Period applicable thereto, the Borrower shall at the time of conversion pay any loss or expense (including, without limitation, breakage losses and expenses) associated therewith pursuant to SECTION 4.11;

               (iv) any portion of a Revolving Loan maturing or required to be repaid in less than one (1) month may not be converted into, or continued as, a Eurodollar Rate
          Loan; and

               (v) any portion of a Eurodollar Rate Loan required to be paid on any principal payment date occurring in less than one (1) month after the end of the then-current
          Interest Period applicable to such Loan shall be automatically converted at the end of such Interest
          Period into a Prime Rate Loan.

Notwithstanding the foregoing, so long as any Default shall exist, no Revolving Loans shall be converted to or continued as Eurodollar Rate Loans.

                                                 Page 29 of 106 Pages

SECTION 3. REVOLVING NOTE

     3.1 REVOLVING NOTE. The Revolving Loans shall be evidenced by a promissory note (hereinafter, as the same may be amended, modified or supplemented from time to time, and together with any renewals or extensions thereof or exchanges or substitutions therefor, the "REVOLVING NOTE"), duly executed and delivered by the Borrower, substantially in the form set forth in EXHIBIT A attached hereto, with appropriate insertions, dated the Closing Date, payable to the order of the Bank in the original principal amount of Five Million Dollars ($5,000,000). The date and amount of each Revolving Loan made by the Bank and of each repayment of principal thereon received by the Bank shall be recorded by the Bank in its records. The aggregate unpaid principal amount so recorded shall be rebuttable presumptive evidence of the principal amount owing and unpaid on the Revolving Note. The failure so to record any such amount or any error in so recording any such amount, however, shall not limit or otherwise affect the Borrower's obligations hereunder or under the Revolving Note to repay the principal amount of the Revolving Loans together with all interest accruing thereon.

     3.2 INTEREST; DUE DATE EXTENSION. The Revolving Note shall provide for the payment of interest as provided in SECTION 4 hereof. If any payment of principal of, or interest on, the Revolving Note falls due on a day that is not a Business Day, then such due date shall be extended to the next following Business Day, and additional interest shall accrue and be payable for the period of such extension.

SECTION 4. INTEREST AND FEES; CHANGE IN CIRCUMSTANCE

     4.1 INTEREST RATES ON REVOLVING LOANS. The Borrower hereby promises to pay interest on the unpaid principal amount of each Revolving Loan for the period commencing on the date of disbursement of such Revolving Loan until such loan is paid in full, as follows:

          (a) At all times while such Revolving Loan is a Prime Rate
     Loan, at a rate per annum equal to the Prime Rate from time to time in effect PLUS one-half percent (1/2%);

          (b) At all times while such Revolving Loan is a Eurodollar Rate Loan, for each Interest Period, at a rate per annum equal to the Eurodollar Rate (Reserve Adjusted) applicable to such Interest Period, PLUS two and one-half percent (2 1/2%).

     4.2 DEFAULT INTEREST RATE. Notwithstanding the provisions of SECTION 4.1, in the event that any Default under SECTION 12.1.4 or any Event of Default shall occur hereunder, the Borrower hereby promises to pay interest on the unpaid principal amount of each Revolving Loan for the period commencing on the date of such Default or Event of Default until such Default or Event of Default is cured or waived at a rate per annum equal to the interest rate

                                                 Page 30 of 106 Pages

otherwise in effect hereunder from time to time (but not less than the applicable rate in effect as at such due date), plus two percent (2.0%) per annum.

     4.3 INTEREST PAYMENT DATES. Accrued interest on each Prime Rate Loan shall be payable on each Quarterly Payment Date and at maturity, commencing with the first of such date to occur after the Closing Date. Accrued interest on each Eurodollar Rate Loan shall be payable on the last day of each Interest Period relating to such Revolving Loan and if such Interest Period exceeds three months, on the date which is three months after the beginning of such Interest Period, and at maturity. After maturity, accrued interest on all Revolving Loans shall be payable on demand.

     4.4 INTEREST PERIODS. Each "Interest Period" for a Eurodollar Rate Loan shall commence on the date such Eurodollar Rate Loan was made or converted from a Revolving Loan of a different Type, or on the expiration of the immediately preceding Interest Period for such Eurodollar Rate Loan, and shall end on the date which is one (1), two (2), three (3) or six (6) months thereafter, as the Borrower may specify pursuant to SECTION 2.2 or SECTION
2.3 hereof. Each "Interest Period" for a Eurodollar Rate Loan which would otherwise end on a day which is not a Business Day shall end on the next succeeding Business Day (unless such next succeeding Business Day is the first Business Day of a calendar month, in which case with respect to a Eurodollar Rate Loan such Interest Period shall end on the next preceding Business Day).

     4.5 COMPUTATION OF INTEREST. Interest on each Revolving Loan shall be computed for the actual number of days elapsed on the basis of a three hundred sixty (360) day year. The applicable Eurodollar Rate for each Interest Period shall be determined by the Bank, and notice thereof shall be given by the Bank to the Borrower. Each determination of the applicable Eurodollar Rate by the Bank shall be conclusive and binding upon the parties hereto, in the absence of demonstrable error. The interest rate applicable to each Prime Rate Loan shall change simultaneously with each change in the Prime Rate.

     4.6 COMMITMENT FEE. The Borrower agrees to pay to the Bank, for the period commencing on the Closing Date and continuing through the Termination Date, a commitment fee at the rate of one-quarter percent (1/4%) per annum on the sum of the average daily unused portion of the Maximum Commitment. Such commitment fees shall be payable by the Borrower in arrears on each Quarterly Payment Date, commencing with the first such date to occur after the Closing Date.

     4.7 TAXES. All payments by the Borrower under this Agreement shall be made free and clear of, and without deduction for, any present or future income, excise, stamp or other taxes, fees, levies, duties, withholdings or other charges of any nature whatsoever, now or hereafter imposed by any taxing authority, other than franchise taxes and taxes imposed on or measured by the Bank's net income or receipts (such non-excluded items being called "TAXES"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will:

                                                 Page 31 of 106 Pages

          (a) pay directly to the relevant authority the full amount required to be so withheld or deducted;

          (b) promptly forward to the Bank an official receipt or other documentation satisfactory to the Bank evidencing such payment to such authority; and

          (c) pay to the Bank such additional amount or amounts as is necessary to ensure that the net amount actually received by the Bank will equal the full amount the Bank would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against the Bank with respect to any payment received by the Bank hereunder, the Bank may pay such Taxes and the Borrower will promptly pay such additional amounts (including any penalties, interest or expenses) as is necessary in order that the net amount received by the Bank after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the Bank would have received had not such Taxes been asserted.

     4.8 INCREASED COSTS; CAPITAL ADEQUACY.

          4.8.1 INCREASED COSTS.  If (i) Regulation D of the Board of
     Governors of the Federal Reserve System, or (ii) after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank (or any Lending Office of the Bank) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency issued after the date hereof,

               (a) shall subject the Bank (or any Lending Office of the Bank) to any tax, duty or other charge with respect to any Revolving Loan, the Revolving Note or its obligation to make or maintain any Revolving Loan, or shall change the basis of taxation of payments to the Bank of the principal of or interest on any Revolving Loan or any other amounts due under this Agreement in respect of any Revolving Loan or its obligation to make or maintain any Revolving Loan (except for changes in the rate of tax on the overall net income of the Bank imposed by the jurisdiction in which the Bank's principal executive office is located); or

               (b) shall impose, modify or deem applicable any reserve (including, without limitation, any reserve imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Bank (or any Lending Office of the Bank); or

                                                 Page 32 of 106 Pages

               (c) shall impose on the Bank (or its Lending Office) any other condition affecting any Revolving Loan, the Revolving Note or its obligation to make or maintain any Revolving Loan;

     and the result of any of the foregoing is to increase the cost to (or to impose a cost on) the Bank (or any Lending Office of the Bank) of making or maintaining any Revolving Loan, or to reduce the amount of any sum received or receivable by the Bank (or its Lending Office) under this Agreement or under the Revolving Note with respect thereto, then upon demand by the Bank (which demand shall be accompanied by a statement setting forth the basis of such demand), the Borrower shall pay directly to the Bank from time to time such additional amount or amounts as the Bank reasonably determines will compensate the Bank for such increased cost or such reduction.

          4.8.2 CAPITAL ADEQUACY. If either (i) the introduction of or any change in or in the interpretation of any law or regulation or
     (ii) compliance by the Bank with any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by the Bank or any Person controlling the Bank and the Bank determines that the amount of such capital is increased by or based upon the existence of the Bank's commitment to lend hereunder, then, upon demand by the Bank, the Borrower shall immediately pay to the Bank, from time to time as specified by the Bank, additional amounts sufficient to compensate the Bank in the light of such circumstances, to the extent that the Bank reasonably determines such increase in capital to be allocable to the existence of the Bank's commitment to lend hereunder.

     4.9 BASIS FOR DETERMINING INTEREST RATE INADEQUATE OR UNFAIR. If with respect to any Interest Period:

          (a) the Bank determines that deposits in Dollars (in the applicable amounts) are not being offered to it in the relevant market for such Interest Period, or the Bank otherwise determines (which determination shall be binding and conclusive on all parties) that by reason of circumstances affecting the interbank eurodollar market adequate and reasonable means do not exist for ascertaining the applicable Eurodollar Rate; or

          (b) the Eurodollar Rate (Reserve Adjusted), as determined by the Bank, will not adequately and fairly reflect the cost to the Bank of maintaining or funding such Revolving Loans for such Interest Period, or that the making or funding of Eurodollar Rate Loans has become impracticable as a result of an event occurring after the date of this Agreement which in the opinion of the Bank materially changes such Revolving Loans, then, so long as such circumstances shall continue:

                                                 Page 33 of 106 Pages

               (i) the Bank shall promptly notify the Borrower thereof,

               (ii) The Bank shall be under no obligation to make or convert into Eurodollar Rate Loans so affected, and

               (iii) on the last day of the then current Interest Period for Eurodollar Rate Loans so affected, such Revolving Loans shall, unless then repaid in full, automatically convert to Prime Rate Loans.

If conditions subsequently change so that the foregoing conditions no longer exist, the Bank will promptly notify the Borrower thereof, and upon the receipt of such notice, the obligations of the Bank to make or continue Eurodollar Rate Loans shall be reinstated.

     4.10 CHANGES IN LAW RENDERING CERTAIN LOANS UNLAWFUL. In the event that any change in (including the adoption of any new) applicable laws or regulations, or any change in the interpretation of applicable laws or regulations by any governmental or other regulatory body charged with the administration thereof, should make it unlawful for the Bank or the Lending Office of the Bank to make, maintain or fund Eurodollar Rate Loans, then (a) the Bank shall promptly notify the Borrower, (b) the obligation of the Bank to make or convert into Eurodollar Rate Loans made unlawful for the Bank shall, upon the effectiveness of such event, be suspended for the duration of such unlawfulness, and (c) on the last day of the current Interest Period for Eurodollar Rate Loans (or, in any event, if the Bank so requests, on such earlier date as may be required by the relevant law, regulation or interpretation), the Eurodollar Rate Loans shall, unless then repaid in full, automatically convert to Prime Rate Loans. If conditions subsequently change so that the foregoing conditions no longer exist, the Bank will promptly notify the Borrower thereof, and upon the receipt of such notice, the obligations of the Bank to make or continue Eurodollar Rate Loans shall be reinstated.

     4.11 FUNDING LOSSES. The Borrower hereby agrees that upon demand by the Bank (which demand shall be accompanied by a statement setting forth the basis for the calculations of the amount being claimed) the Borrower will indemnify the Bank against any net loss or expense which the Bank may sustain or incur (including, without limitation, any net loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by the Bank to fund or maintain Eurodollar Rate Loans), as reasonably determined by the Bank, as a result of (a) any payment or prepayment or conversion of any Eurodollar Rate Loan of the Bank on a date other than the last day of an Interest Period for such Revolving Loan, or (b) any failure of the Borrower to borrow or convert any Revolving Loans on a date specified therefor in a Borrowing Request or Continuation/Conversion request pursuant to this Agreement. For this purpose, all notices to the Bank pursuant to this Agreement shall be deemed to be irrevocable.

     4.12 RIGHT OF BANK TO FUND THROUGH OTHER OFFICES. The Bank may, if it so elects, fulfill its Commitment as to any Eurodollar Rate Loan by causing its Lending Office to make such Revolving Loan; PROVIDED, that in such event for the purposes of this Agreement, such

                                                 Page 34 of 106 Pages

Revolving Loan shall be deemed to have been made by the Bank and the obligation of the Borrower to repay such Loan shall nevertheless be to the Bank and shall be deemed held by it, to the extent of such Loan, for the account of such branch or affiliate.

     4.13 DISCRETION OF BANK AS TO MANNER OF FUNDING. Notwithstanding any provision of this Agreement to the contrary, the Bank shall be entitled to fund and maintain its funding of all or any part of the Revolving Loans in any manner it sees fit, it being understood, however, that for the purposes of this Agreement all determinations hereunder shall be made as if the Bank had actually funded and maintained each Eurodollar Rate Loan during each Interest Period for such Revolving Loan through the purchase of deposits having a maturity corresponding to such Interest Period and bearing an interest rate equal to the Eurodollar Rate for such Interest Period.

     4.14 CONCLUSIVENESS OF STATEMENTS; SURVIVAL OF PROVISIONS.
Determinations and statements of the Bank pursuant to SECTION 4.8.1, SECTION 4.8.2, SECTION 4.9, SECTION 4.10 or SECTION 4.11 shall be conclusive absent demonstrable error. The provisions of SECTIONS 4.8.1, 4.8.2 and 4.10 shall survive termination of this Agreement.

     4.15 MAXIMUM INTEREST. It is the intention of the Bank and the Borrower to comply with the laws of the State of Illinois, and, notwithstanding any provision to the contrary contained herein or in the other Related Documents, the Borrower shall not be required to pay, and the Bank shall not be permitted to collect, any amount in excess of the maximum amount of interest permitted by applicable law ("EXCESS INTEREST"). If any Excess Interest is provided for or determined to have been provided for by a court of competent jurisdiction in this Agreement or in any of the other Related Documents, then in such event (i) the provisions of this SECTION 4.15 shall govern and control; (ii) the Borrower shall not be obligated to pay any Excess Interest;
(iii) any Excess Interest that the Bank may have received hereunder shall be, at the Bank's sole option, (A) applied as a credit against either the outstanding principal balance of the Revolving Loans or accrued and unpaid interest hereon, (B) refunded to the payor thereof, or (C) any combination of the foregoing; (iv) the interest rate(s) provided for herein shall be automatically reduced to the maximum rate allowed under applicable law, and this Agreement and the other Related Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction; and (v) the Borrower shall not have any action against the Bank for any damages arising out of the payment or collection of any Excess Interest. Notwithstanding the foregoing, if any interest payment or other charge or fee payable hereunder or under any of the other Related Documents exceeds the maximum amount then permitted by applicable law, then to the extent permitted by law, the Borrower shall be obligated to pay the maximum amount then permitted by applicable law and the Borrower shall continue to pay the maximum amount from time to time permitted by applicable law until all such interest payments and other charges and fees otherwise due hereunder or under any of the other Related Documents (in the absence of such restraint imposed by applicable law) have been paid in full.

                                                 Page 35 of 106 Pages

SECTION 5. REDUCTION OR TERMINATION OF REVOLVING LOAN COMMITMENT; PREPAYMENTS

     5.1 REDUCTION OR TERMINATION OF REVOLVING LOAN COMMITMENT BY THE BORROWER. The Borrower may from time to time on at least five (5) Business Days' prior written notice received by the Bank permanently reduce the amount of the Maximum Commitment but only upon first repaying the amount, if any, by which the aggregate unpaid principal amount of the Revolving Note exceeds the then reduced amount of the Maximum Commitment. The Borrower may at any time on like notice terminate the Revolving Loan Commitment upon payment in full of the Revolving Note; PROVIDED, HOWEVER, that no such termination of the Revolving Loan Commitment shall terminate or otherwise affect the obligations of the Borrower hereunder or require the Bank to release any of the Collateral.

     5.2 OPTIONAL PREPAYMENT OF REVOLVING LOANS. The Borrower may prepay at any time any Revolving Loans in whole or in part without penalty except to the extent any amounts are owed pursuant to SECTION 4.11 as a result of such prepayment; PROVIDED, that (a) the Borrower shall give the Bank not less than one (1) Business Days' prior notice thereof for Prime Rate Loans and not less than three (3) Business Days' prior notice thereof for Eurodollar Rate Loans, specifying the Revolving Loans to be prepaid, and the date and amount of prepayment, (b) subject to SECTION 4.9, Eurodollar Rate Loans shall be prepaid only on the last day of the Interest Period relating thereto, (c) each partial prepayment shall be in a principal amount of $100,000 or an integral multiple thereof, and (d) any prepayment of the entire principal amount of all Revolving Loans shall include accrued interest to the date of prepayment.

     5.3 MANDATORY PREPAYMENTS. If, on any date, the Partnership shall sell any of the Stock, the Borrower shall promptly notify the Bank of such sale, including the amount of net proceeds to be received by the Partnership in respect of such sale and in return for the release of the Stock being sold, the Borrower shall promptly repay in full any Revolving Loans then outstanding, the proceeds of which were used to purchase such Stock.

     5.4 TERMINATION OF REVOLVING LOAN COMMITMENT BY THE BANK. On the Termination Date, all Revolving Loans and other Liabilities shall become immediately due and payable, without presentment, demand or notice of any kind.

     5.5 INTEREST ON PRINCIPAL PREPAID. Any prepayment of any Revolving Loan shall include accrued interest to the date of prepayment on the principal amount being prepaid.

     5.6 USE OF PROCEEDS; REGULATION U. The proceeds of the Revolving Loans shall be used by the Borrower to purchase Stocks for investment purposes. Borrower understands that for purposes of this Agreement, all Stock (whether Margin Stock or Non-Margin Stock) will be treated as Margin Stock and the Bank will comply with Regulation U in connection therewith.

                                                 Page 36 of 106 Pages

Notwithstanding the foregoing, the Borrower may request and the Bank shall make Revolving Loans for the payment of interest hereunder, provided that each of the conditions to borrowing set forth in SECTION 11 hereof is satisfied both before and after giving effect to such Revolving Loan.

SECTION 6. MAKING OF PAYMENTS

     6.1 MAKING OF PAYMENTS. All payments of principal of, or interest on, the Revolving Note and of any fees shall be made in lawful money of the United States of America in immediately available funds by the Borrower to the Bank. All such payments shall be made to the Bank at its principal office in Chicago, Illinois not later than 2:00 p.m., Chicago, Illinois time, on the date due; and funds received after that hour shall be deemed to have been received by the Bank on the next following Business Day.

     6.2 DEPOSITS TO THE BORROWERS' ACCOUNT. The Bank shall have the right to deposit all proceeds of the Revolving Loans to the Borrower's operating account, if any, with the Bank and shall have the right to charge such account (or any other account in the Borrower's name) for all other Liabilities due from and payable by the Borrower hereunder.

     6.3  SET-OFF.

          (a) The Borrower agrees that, if at any time (i) any amount owing by it under this Agreement or any Related Document is then due and payable to the Bank, or (ii) any Default or Event of Default shall have occurred and be continuing, then the Bank, in its sole discretion, may set off against and apply to the payment of any and all Liabilities any and all balances, credits, deposits, accounts, moneys or other assets of the Borrower then or thereafter with the Bank, including, without limitation, all negotiable instruments, documents of title, chattel paper, securities or certificates of deposit. The Borrower hereby grants to the Bank a continuing security interest in, any and all such balances, credits, deposits, accounts, moneys or other assets of the Borrower then or thereafter maintained with the Bank.

          (b) Without limitation of SECTION 6.3(a) hereinabove, the Borrower agrees that, upon and after the occurrence of any Default or Event of Default, the Bank is hereby authorized, in its sole discretion, at any time and from time to time, without notice to the Borrower, (i) to set off against and to appropriate and apply to the payment of any and all Liabilities any and all amounts which the Bank is obligated to pay over to the Borrower, and (ii) pending any such action, to the extent necessary, to deposit such amounts with the Bank as Collateral to secure such Liabilities and to dishonor any and all checks and other items drawn against any deposits so held as the Bank in its sole discretion may elect.

                                                 Page 37 of 106 Pages

          (c) The rights of the Bank under this SECTION 6.3 are in addition to all other rights and remedies that the Bank may otherwise have.

     6.4 APPOINTMENT AS ATTORNEY-IN-FACT. The Borrower hereby irrevocably constitutes and appoints the Bank (and any of the Bank's officers, employees or agents designated by the Bank), with full power of substitution by the Bank, as the Borrower's true and lawful agent and attorney, with power to endorse the Borrower's name on any checks, notes, acceptances, money orders, drafts or other forms of payment or security that may come into the Bank's possession and to do any and all acts and things necessary or desirable in the Bank's sole determination to carry out this Agreement and the Collateral Documents. The Borrower hereby ratifies and approves all acts under such power of attorney and neither the Bank nor any other Person acting as Borrower's attorney hereunder will be liable for any acts or omissions or for any error of judgment or mistake of fact or law made in good faith except as result of gross negligence or willful misconduct. The appointment of the Bank (and any of the Bank's officers, employees or agents designated by the Bank) as the Borrower's attorney, and each and every one of the Bank's rights and powers, being coupled with an interest, are irrevocable until all of the Liabilities have been fully repaid and this Agreement shall have expired or been terminated in accordance with the terms hereof.

SECTION 7. REPRESENTATIONS AND WARRANTIES

     To induce the Bank to enter into this Agreement and to make Revolving Loans hereunder, the Borrower hereby represents and warrants to the Bank that:

     7.1 ORGANIZATION. The Borrower is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation; and the Borrower is duly qualified and in good standing as a foreign limited liability company authorized to do business in each jurisdiction where such qualification is required because of the nature of its activities or properties. First Analysis Management Company III, L.L.C., a Delaware limited liability company is the sole Manager of Borrower.
 First Analysis Management Company III, L.L.C. and Environmental Private Equity Management II, L.P. are the sole members of the Borrower. The Borrower is the sole Managing General Partner of the Partnership. The Borrower and each of the Guarantors are the sole partners of the Partnership.

     7.2 AUTHORIZATION; NO CONFLICT. The Borrower's execution, delivery and performance of this Agreement and each Related Document to which it is a party and the consummation of the transactions contemplated by this Agreement and each Related Document are within the Borrower's limited liability company powers, have been duly authorized by all necessary limited liability company action, require no governmental, regulatory or other approval, and do not and will not contravene or conflict with any provision of (i) any law, statute or regulation, (ii) any judgment, decree or order, or (iii) the Borrower's Certificate of Formation or Operating Agreement, and do not and will not contravene or conflict with, or cause any Lien

                                                 Page 38 of 106 Pages

(other than to the Bank) to arise under, any provision of any agreement or document binding upon the Borrower, or upon any property of the Borrower.

     7.3 VALIDITY; BINDING NATURE; APPROVALS. This Agreement and the Related Documents to which the Borrower is a party are the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms. No order, consent, license or exemption of, or filing or registration with, any court or governmental department, agency, instrumentality or regulatory body, or any other approval which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required in connection with the execution, delivery and performance by the Borrower of this Agreement and each of the Related Documents to which it is a party.

     7.4 FINANCIAL STATEMENTS. All income statements, balance sheets, cash flow statements, statements of operations and other financial data that have been or shall hereafter be furnished to the Bank for the purposes of or in connection with this Agreement do and will present fairly in accordance with GAAP, consistently applied, the financial condition of the Borrower as of the dates thereof and the results of operations for the period(s) covered thereby. There is no liability, direct or indirect, contingent or otherwise, of the Borrower that is not reflected on these financial statements.

     7.5  MATERIAL ADVERSE CHANGE.

          (a) Since the date of the most recent financial statements submitted pursuant to SECTIONS 8.1.1 and 8.1.2 there has been no material adverse change in the financial condition, operations, assets, business, or properties of the Borrower.

          (b) To the Borrower's knowledge, since the date of the most recent financial statements submitted pursuant to SECTIONS 8.1.5, 8.1.6,
     8.1.7 and 8.1.8 there has been no material adverse change in the financial condition, operations, assets, business, or properties of either of the Issuers or the Guarantors.

     7.6 LITIGATION AND CONTINGENT LIABILITIES. No litigation, arbitration proceedings, governmental or quasi-governmental proceedings or investigations are pending or threatened against the Borrower, or to Borrower's knowledge the Issuers or the Guarantors, nor does the Borrower know of any basis for any of the foregoing. The Borrower has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership of its properties or to the conduct of its business and all of the foregoing are valid and in full force and effect.

     7.7 LIENS. None of the assets of the Borrower is subject to any Lien, except Permitted Liens.

                                                 Page 39 of 106 Pages

     7.8 EMPLOYEE BENEFIT PLANS. Neither the Borrower nor any ERISA Affiliate maintains any Plan nor any Multiemployer Plan.

     7.9 BROKER'S FEES. The Borrower has no obligation to any Person in respect of any finder's, brokers or similar fee in connection with the Revolving Loans or this Agreement.

     7.10 OTHER AGREEMENTS. The Borrower is not in default, and will not be in default upon the consummation of the transactions contemplated hereby, or under any agreement, document, instrument, or mortgage to which the Borrower is a party or by which it is bound.

     7.11 ACCURACY OF INFORMATION. All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower to the Bank for purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all other factual information hereafter furnished by or on behalf of the Borrower to the Bank will be, true and accurate in every material respect on the date as of which such information is dated or certified, and the Borrower has not omitted and will not omit any material fact necessary to prevent such information from being false or misleading. The Borrower has disclosed to the Bank all facts which might materially and adversely affect the business, credit, operations, financial condition or prospects of the Borrower or the Borrower's ability to perform its obligations under this Agreement or the Related Documents.

     7.12 TAX STATUS. Borrower has made or filed all income and other tax returns, reports and declarations required by any jurisdiction to which it is, or was, subject, and has paid all taxes, assessments and other charges shown or determined to be due on such returns, reports and declarations. Neither the Borrower, nor to the Borrower's knowledge either of the issuers of the Stock is currently undergoing any audit or investigation by any federal, state or local taxing authority or agency, nor is any audit or investigation pending or anticipated.

     7.13 NO DEFAULT. No event has occurred and no condition exists which, upon the execution and delivery of, or consummation of any transaction contemplated by, this Agreement or any Related Document, or upon the funding of any Revolving Loan, will constitute a Default or an Event of Default.

     7.14 COMPLIANCE WITH APPLICABLE LAWS. The Borrower is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all governmental authorities, including, without limitation, Environmental Laws.

     7.15 PLACES OF BUSINESS. As of the date hereof the chief executive office and principal place of business of the Borrower is 9500 Sears Tower, Chicago, Illinois 60606. The Borrower conducts no business at any other location.

                                                 Page 40 of 106 Pages

     7.16 INVESTMENT COMPANY ACT. The Borrower is not an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

     7.17 PUBLIC UTILITY HOLDING COMPANY ACT. The Borrower is not a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     7.18 SOLVENCY. The Borrower is solvent, is and will be able to pay its debts as they become due and has capital sufficient to carry on its business and all businesses in which it is about to engage, and owns property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay the Borrower's debts. The Borrower will not be rendered insolvent by the execution and delivery of this Agreement or any document executed incidental to or in connection herewith, or by completion of the transactions contemplated hereunder.

     7.19 LICENSES. The Borrower has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership of its respective properties or to the conduct of its business.

     7.20 SUBSIDIARIES.  The Borrower has no Subsidiaries.

     7.21 SURVIVAL.  The representations and warranties set forth in this
SECTION 7 shall survive until all Liabilities have been satisfied.

SECTION 8. AFFIRMATIVE COVENANTS

     Until the expiration or termination of the Revolving Loan Commitment and thereafter until all Liabilities are paid in full, the Borrower covenants and agrees that it will:

     8.1 REPORTS, CERTIFICATES AND OTHER INFORMATION. Furnish or cause to be furnished to the Bank:

          8.1.1 BORROWER FINANCIAL STATEMENTS. On or before the one hundred twentieth (120th) day after each of the Borrower's fiscal years, a copy of the annual consolidated financial statements of the Borrower consisting of, at least, a balance sheet and statement of income and cash flow for such period, prepared in accordance with GAAP, consistently applied, signed by an Authorized Officer.

          8.1.2 BORROWER INTERIM REPORTS. On or before the sixtieth (60th) day after the end of each fiscal quarter of the Borrower, a copy of unaudited consolidated financial

                                                 Page 41 of 106 Pages

     statements of the Borrower prepared in accordance with GAAP, consistently applied, signed by an Authorized Officer and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter.

          8.1.3 CERTIFICATES. On or before the tenth (10th) calendar day of each calendar month, or if such day is not a Business Day, on the next such Business Day, a duly completed certificate in the form of EXHIBIT B attached hereto (a "COMPLIANCE CERTIFICATE") dated as of the last Business Day of the preceding calendar month and signed by an Authorized Officer.

          8.1.4 REPORTS FROM ACCOUNTANTS. Promptly upon receipt thereof, copies of each report submitted to the Borrower by independent accountants in connection with any annual, interim or other financial review made by them of the books of the Borrower.

          8.1.5 ISSUER FINANCIAL STATEMENTS. On or before the one hundred twentieth (120th) day after each of the Issuers' fiscal years, a copy of the annual consolidated financial statements of such Issuer consisting of, at least, a balance sheet and statement of income and cash flow for such period, prepared in accordance with GAAP, consistently applied, audited by independent certified public accountants of recognized standing; provided, that if such Issuer obtains a filing extension from the Securities and Exchange Commission ("SEC"), such financial statements shall only be required to be delivered within fifteen (15) days of the filing of such financial statements with the SEC.

          8.1.6 ISSUER INTERIM REPORTS. On or before the sixtieth (60th) day after the end of each of the Issuers' fiscal quarters, a copy of unaudited consolidated financial statements of such Issuer prepared in accordance with GAAP, consistently applied, signed by an authorized officer of such Issuer and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter; provided, that if such Issuer obtains a filing extension from the SEC, such financial statements shall only be required to be delivered within fifteen (15) days of the filing of such financial statements with the SEC.

          8.1.7 GUARANTOR FINANCIAL STATEMENTS. On or before the one hundred twentieth (120th) day after each of the Guarantors' fiscal years, a copy of the annual consolidated financial statements of such Guarantor consisting of, at least, a balance sheet and statement of income and cash flow for such period, prepared in accordance with GAAP, consistently applied, audited by independent certified public accountants of recognized standing.

          8.1.8 GUARANTOR INTERIM REPORTS. On or before the sixtieth (60th) day after the end of each of the Guarantors' fiscal quarters, a copy of unaudited consolidated financial

                                                 Page 42 of 106 Pages

     statements of such Guarantor prepared in accordance with GAAP, consistently applied, signed by an authorized officer of such Guarantor and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter.

          8.1.9 PARTNERSHIP FINANCIAL STATEMENTS. On or before the one hundred twentieth (120th) day after each of the Partnership's fiscal years, a copy of the annual consolidated financial statements of the Partnership consisting of, at least, a balance sheet and statement of income and cash flow for such period, prepared in accordance with GAAP, consistently applied, signed by an authorized officer of the general partner of the Partnership.

          8.1.10 PARTNERSHIP INTERIM REPORTS.  On or before the sixtieth
     (60th) day after the end of each fiscal quarter of the Partnership, a copy of unaudited consolidated financial statements of the Partnership prepared in accordance with GAAP, consistently applied, signed by an authorized officer of the general partner of the Partnership and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter.

          8.1.11 NOTICE OF DEFAULT; LITIGATION. Forthwith upon learning of the occurrence of any of the following, written notice thereof which describes the same and the steps being taken by the Borrower with respect thereto:
     (i) the occurrence of a Default or an Event of Default, and (ii) the institution of, or any adverse determination in, any litigation, arbitration proceeding or governmental proceeding in which any injunctive relief is sought or in which money damages in excess of Twenty-Five Thousand Dollars ($25,000) are sought.

          8.1.12 BORROWING REQUEST. Upon each request by the Borrower for a Revolving Loan hereunder, a duly completed borrowing request in the form of EXHIBIT C attached hereto (the "BORROWING REQUEST"), in form and substance satisfactory to the Bank and signed by an Authorized Officer.

          8.1.13 OTHER INFORMATION. Such other information, certificates, schedules, exhibits or documents (financial or otherwise) concerning the Borrower, the Issuers or the Guarantors as the Bank may reasonably request from time to time.

     8.2 EXISTENCE. Maintain in full force and effect its existence as a limited liability company in good standing under the laws of its State of formation, and all rights, licenses, leases and franchises necessary to the conduct of its business, and qualify and remain qualified to do business in each jurisdiction in which such qualification is required.

                                                 Page 43 of 106 Pages

     8.3 BOOKS, RECORDS AND INSPECTIONS. Maintain complete and accurate books and records, the Bank to have access to such books and records, and permit the Bank and any officers and designated agents or representatives of the Bank to visit, audit, examine, copy and inspect, and verify the Borrower's books and records, offices, properties, Collateral and operations, at such times as the Bank may reasonably request, at the sole cost and expense of the Bank, unless there is a Default or an Event of Default, in which case such visit, audit, examination and inspection shall be upon the Bank's demand and at the sole cost and expense of the Borrower.

     8.4 TAXES AND LIABILITIES. Promptly pay when due all taxes, duties, assessments and other liabilities.

     8.5 COMPLIANCE WITH APPLICABLE LAWS. Comply with the requirements of all applicable laws, rules, regulations, and orders of all governmental authorities, including, without limitation, Environmental Laws.

     8.6 USE OF PROCEEDS. Only use or permit the direct or indirect use of any proceeds of or with respect to the Revolving Loans for "purchasing or carrying" (within the meaning of Regulation U) Stock for investment purposes and in all cases consistent with applicable laws and statutes.

     8.7 LOAN TO VALUE RATIO. Maintain at all times a Loan to Value Ratio equal to or less than .65 to 1.0; PROVIDED, that the Borrower agrees that if at any time the Loan to Value Ratio is greater than .65 to 1.0, the Borrower will, on or before the next Business Day, either (a) make a mandatory prepayment of principal of the Revolving Loans (any such mandatory prepayment shall be without premium or penalty) or (b) pledge to the Bank additional Stock, each in an amount necessary to reduce the Loan to Value Ratio to equal to or less than .65 to 1.0. For purposes of this Section, "LOAN TO VALUE RATIO" means at any time the ratio obtained by dividing the aggregate outstanding amount of the Revolving Loans by the aggregate Current Market Value of the Stocks.

SECTION 9. NEGATIVE COVENANTS

     Until the expiration or termination of the Revolving Loan Commitment and thereafter until all Liabilities are paid in full, Borrower covenants and agrees that, unless at any time the Bank shall otherwise expressly consent in writing, it will not:

     9.1 LIMITS ON REVOLVING LOAN COMMITMENT. Permit the aggregate outstanding principal amount of the Revolving Loans to exceed the then-current Maximum Commitment from time to time in effect.

                                                 Page 44 of 106 Pages

     9.2 INDEBTEDNESS. Create, incur, assume or suffer to exist any Indebtedness EXCEPT (i) the Revolving Loans or other Liabilities, and (ii) other Indebtedness outstanding on the date hereof as set forth on SCHEDULE
9.2 attached hereto (collectively, the "PERMITTED INDEBTEDNESS").

     9.3 LIENS. Create, incur, assume or suffer to exist any Lien with respect to any assets now owned or hereafter acquired by the Borrower, EXCEPT the following Liens (the "PERMITTED LIENS"): (a) Liens in favor of the Bank,
(b) Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, (c) Liens of carriers, materialmen and mechanics and other like statutory Liens arising in the ordinary course of business, (d) Liens for current taxes not delinquent or taxes being contested in good faith and by appropriate proceedings and as to which such reserves or other appropriate provisions as may be required by GAAP are being maintained, (e) Liens arising in the ordinary course of business for sums being contested in good faith and by appropriate proceedings and with respect to which adequate reserves are being maintained in accordance with GAAP, or for sums not due, and in either case not involving any deposits or advances for borrowed money or the deferred purchase price of property or services; or (f) Liens consented to in writing by the Bank.

     9.4 SUBSIDIARIES. Not create any Subsidiary or other affiliated entity nor enter into any joint venture (other than the Partnership) with any other entity, without the Bank's prior written consent.

     9.5 CHANGE IN NATURE OF BUSINESS. Make any material change in the nature of its business carried on as of the Closing Date.

     9.6 MERGERS, CONSOLIDATIONS, SALES. Without the Bank's prior written consent, be a party to any merger, consolidation, or exchange of stock, or purchase or otherwise acquire all or substantially all of the assets or stock of any class of, or any partnership or joint venture interest in, any other Person, or sell, transfer, convey or lease all or any substantial part of its assets, or sell or assign, with or without recourse, any receivables.

     9.7 TRANSACTIONS WITH AFFILIATES. Not enter into, or cause, suffer or permit to exist any arrangement or contract with any of its other Affiliates unless such arrangement (a) is fair and equitable to the Borrower,(b) is of a sort which would be entered into by a prudent Person in the position of the Borrower with a Person which is not one of its Affiliates, and (c) is on terms which are not less favorable to the Borrower than are obtainable from a Person which is not one of its Affiliates.

     9.8 OTHER AGREEMENTS. Enter into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under any Related Document or which would violate or breach any provision hereof or of any Related Document.

                                                 Page 45 of 106 Pages

     9.9 EMPLOYEE BENEFIT PLANS. Establish or permit any ERISA Affiliate to establish any Plan or Multiemployer Plan without the prior written consent of the Bank.

SECTION 10. COLLATERAL SECURITY

     10.1 COLLATERAL DOCUMENTS. Payment and performance of all of the Liabilities shall be secured pursuant to a Pledge Agreement, substantially in the form of EXHIBIT D attached hereto, pursuant to which the Partnership grants a security interest in the Stock owned by it to the Bank as collateral security for the Liabilities of the Borrower to the Bank (as the same may be amended, modified or supplemented from time to time, the "PLEDGE AGREEMENT").

     10.2 DELIVERIES; FURTHER ASSURANCES. The Borrower agrees that it will, at its sole expense, upon the Bank's request, forthwith execute and deliver, or cause to be executed and delivered to the Bank, in due form for filing or recording (the Borrower hereby agreeing to pay the cost of filing or recording the same in all public offices deemed necessary by the Bank), such assignments, security agreements, warehouse receipts, bailee letters, consents, waivers, financing statements, and other documents, and do such other acts and things, all as the Bank may from time to time reasonably request, to establish and maintain to the satisfaction of the Bank a valid, first perfected security interest in all of the present and/or future Collateral (free of all other Liens whatsoever, except Permitted Liens) to secure payment of the Liabilities, including, without limitation, all things necessary to enable the Bank to have a first priority perfected security interest in the Collateral as required by Article 8 and Article 9 of the Illinois Uniform Commercial Code, as amended.

SECTION 11. CONDITIONS OF LENDING

     The Bank's obligation to make any Revolving Loan is subject to the following conditions precedent:

     11.1 INITIAL LOANS. The Bank's obligation to make the initial Revolving Loan hereunder is, in addition to the conditions precedent specified in
SECTION 11.2 hereof, subject to the satisfaction of each of the following conditions precedent:

          11.1.1 DOCUMENTS. The Bank shall have received all of the following, each duly executed and delivered and dated the Closing Date, or such earlier date as shall be satisfactory to the Bank, in form and substance satisfactory to the Bank:

               (a) RELATED DOCUMENTS. This Agreement, the Revolving Note, the Pledge Agreement, the Guarantees and such other Collateral Documents and Related Documents as the Bank may require.

                                                 Page 46 of 106 Pages

               (b) CERTIFICATE OF THE MANAGER OF THE BORROWER. A certificate of the Secretary of the Manager of the Borrower certifying as to:

                    (1) Borrower's Certificate of Formation, certified by the Secretary of State of the Borrower's State of formation as of a recent date;

                    (2)  Operating Agreement of the Borrower;

                    (3) Resolutions of the Borrower's Members and/or Managers authorizing the execution, delivery and performance of this Agreement and the Related Documents to which the Borrower is a party;

                    (4) The names of the officer or officers of the Manager of the Borrower authorized to sign this Agreement and the Related Documents together with a sample of the true signature of each such officer. The Bank may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein.

               (c) CERTIFICATE OF EXISTENCE. A good standing certificate from the Secretary of State of Illinois and a good standing certificate from the Secretaries of State of each other State in which the Borrower is required to be qualified to transact business.

               (d) CERTIFICATE OF THE GENERAL PARTNER OF THE PARTNERSHIP. A certificate of the Secretary of the General Partner of the Partnership certifying as to:

                    (1)  Partnership Agreement of the Partnership;

                    (2) Resolutions of the Partnership authorizing the execution, delivery and performance of the Pledge Agreement;

                    (3) The names of the officer or officers of the General Partner of the Borrower authorized to sign the Pledge Agreement together with a sample of the true signature of each such officer. The Bank may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein.

               (e) CERTIFICATE OF THE GENERAL PARTNER OF THE EACH OF THE GUARANTORS. A certificate of the Secretary of the General Partner of each of the Guarantors certifying as to:

                                                 Page 47 of 106 Pages

                    (1) Certificate of Limited Partnership of such Guarantor, certified by the Secretary of State of such Guarantor's State of formation as of a recent date;

                    (2)  Partnership Agreement of such Guarantor;

                    (3) Resolutions authorizing the execution, delivery and performance of such Guarantor's Guarantee;

                    (4) The names of the officer or officers of the General Partner of such Guarantor authorized to sign the Guarantee of such Guarantor together with a sample of the true signature of each such officer. The Bank may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein.

               (f) CERTIFICATE OF EXISTENCE OF GUARANTORS. A good standing certificate from the Secretary of State of Illinois and a good standing certificate from the Secretaries of State of each other State in which each of the Guarantors is required to be qualified to transact business.

               (g) CONSENTS. Certified copies of all documents evidencing any necessary limited liability company action, consents and governmental approvals, if any, with respect to this Agreement and the Related Documents.

               (h) LEGAL OPINION. An opinion of McDermott, Will & Emery, the legal counsel of the Borrower, the Partnership and the Guarantors substantially in the form of EXHIBIT E attached hereto.

               (i) REGULATION U. Form FR U-1 (OMB No. 7100-0115) executed by an Authorized Officer.

               (j) STOCK. All certificates representing shares of the Stock to be held by the Partnership, together with assignments thereof endorsed in blank duly executed by the Partnership and/or the Borrower, as applicable.

               (k) CUSTODY AGREEMENT. A custody agreement from each securities intermediary having a security entitlement to any of the Stock, in form and substance reasonably satisfactory to the Bank.

               (l) FORMS UCC-1. UCC-1 Financing Statements naming the Borrower as debtor (under its limited liability company and trade names) and the Bank as secured party with respect to the Collateral and other documents as the

                                                 Page 48 of 106 Pages

          Bank deems necessary or appropriate shall have been filed in all jurisdictions that the Bank deems necessary or advisable.

               (m) FINANCIAL STATEMENTS. A copy of (i) each of the Issuers' most recent quarterly financial statements, including, at a minimum, a balance sheet and related statements of income, retained earnings and cash flows and (iii) each of the Guarantors' most recent quarterly financial statements, including, at a minimum, a balance sheet and related statements of income, retained earnings and cash flows.

               (n) OTHER. Such other certificates, schedules, exhibits, instruments, agreements and documents as the Bank may reasonably request.

          11.1.2 FEES AND EXPENSES. The Borrower shall have paid all fees owed to the Bank and reimbursed the Bank for all costs and expenses due and payable hereunder on or before the Closing Date.

          11.1.3 DUE DILIGENCE. The Bank shall have completed its examinations of the books and records of the Issuers, which examinations will be satisfactory to the Bank in its sole and absolute discretion.

          11.1.4 CERTIFICATE. The Bank shall have received a certificate signed by an Authorized Officer and dated the Closing Date certifying satisfaction of the conditions specified in SECTION 11.1 hereof and that all the conditions to lending pursuant to SECTIONS 11.2 hereof have been satisfied.

          11.1.5 COMPLIANCE CERTIFICATE. The Bank shall have received certificates duly executed by each of the Guarantors, in the form attached to the Guarantees as Annex I and Annex II.

     11.2 ALL REVOLVING LOANS. The Bank's obligation to make the initial Revolving Loan and each subsequent Revolving Loan is subject to the following conditions precedent:

          11.2.1 NO DEFAULT. (a) No Default or Event of Default shall have occurred and be continuing or will result from the making of such Revolving Loan, (b) the representations and warranties contained in SECTION 7 hereof shall be true and correct as of the Closing Date, and shall be true and correct as of the date of any subsequently requested Revolving Loan with the same effect as though made on the date thereof, (c) the aggregate amount of the outstanding aggregate principal amount of the Revolving Loans shall not exceed the then-current Maximum Commitment or other limit applicable to such Revolving Loan, and (d) there shall have been no material adverse change with respect to the business, credit, operations, or financial condition of the Borrower since the date of the

                                                 Page 49 of 106 Pages

     previous Revolving Loan made hereunder or notice of any prospective material adverse change with respect to any insurance maintained by the Borrower.

          11.2.2 LITIGATION. (a) The Borrower shall have disclosed in writing to the Bank all existing or threatened claims, litigation, arbitration proceedings or governmental proceedings pending or threatened against the Borrower not previously disclosed in writing to Bank before the date of the last previous Revolving Loan (or, in the case of the initial Revolving Loan(s), since the date of this Agreement), (b) the Borrower shall have disclosed any and all material developments that have occurred with respect to any previously disclosed claims, litigation, arbitration proceedings or governmental proceedings and (c) the Bank shall not have determined that any existing or threatened claim, litigation, arbitration proceeding or governmental proceeding is likely to have a material adverse impact on the business, credit, operations, financial condition or prospects of the Borrower or on the ability of the Borrower to perform its obligations hereunder or under any Related Document.

          11.2.3 BORROWING REQUEST/LETTER OF DIRECTION. A Borrowing Request, certified by an Authorized Officer, together with a letter of direction as to the payment of the proceeds of the Revolving Loan to be made.

          11.2.4    REGULATION U COMPLIANCE.

               (a) Both before and after giving effect to such Revolving Loan, the aggregate principal amount of all outstanding Revolving Loans shall not exceed the Maximum Loan Value of all of the Stock.

               (b) The Borrower shall have provided to the Bank a current list of all Stock which is Collateral for the Revolving Loans, including, without limitation, the Stock to be purchased with the proceeds of such Revolving Loan, together with the Borrower's good faith estimate of the Current Market Value of each such Stock.

          11.2.5 ISSUER INFORMATION. The Borrower shall have provided the Bank with a copy of the most recent quarterly financial statements, including, at a minimum, a balance sheet and related statements of income, retained earnings and cash flows of the Issuer of the Stock to be purchased with the proceeds of such Revolving Loan at least ten (10) Business Days prior to the date of the making of such Revolving Loan and such Stock shall be acceptable to the Bank in its sole and absolute discretion.

          11.2.6 PERFECTED INTEREST. The Bank shall have received all pledge agreements, stock or other certificates, assignments, financing statements, agreements, opinions and other documents which it deems reasonable and necessary in its sole discretion to provide it with a first priority perfected security interest in the Stock being purchased with the

                                                 Page 50 of 106 Pages

     proceeds of such Revolving Loan, including, without limitation, a revised
     Schedule I to the Pledge Agreement.

          11.2.7 OTHER. The Bank shall have received such other certificates, instruments, exhibits, schedules, agreements and documents as the Bank may reasonably request in support of such requested Revolving Loan.

SECTION 12.EVENTS OF DEFAULT AND THEIR EFFECT

     12.1 EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

          12.1.1 NONPAYMENT OF AMOUNTS DUE HEREUNDER. (a) Default in the payment when due of the principal on any Revolving Loan; or (b) default in the payment when due of interest on any Revolving Loan, or the payment when due of any fees or any other amounts payable by the Borrower under this Agreement, the Revolving Note or any Collateral Document or any Related Document, which default shall continue and not be cured within five (5) days.

          12.1.2 NONPAYMENT OF OTHER INDEBTEDNESS. Default in the payment when due, whether by acceleration or otherwise, of any other Indebtedness of the Borrower or default in the performance or observance of any obligation or condition with respect to any such other Indebtedness if the effect of such default is to accelerate the maturity of any such Indebtedness or cause any of such Indebtedness to be prepaid, purchased or redeemed.

          12.1.3 OTHER MATERIAL OBLIGATIONS. Default in the payment when due, or in the performance or observance of, any material obligation of, or condition agreed to by, the Borrower with respect to any material purchase or lease of goods or services.

          12.1.4 BANKRUPTCY OR INSOLVENCY. The Borrower, the Partnership or either Guarantor becomes insolvent or generally fails to pay, or admits in writing its inability to pay, debts as they become due; or the Borrower, the Partnership or either Guarantor applies for, consents to, or acquiesces in the appointment of, a trustee, receiver or other custodian for itself or any of its property, or makes a general assignment for the benefit of its creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Borrower, the Partnership or either Guarantor; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of the Borrower, the

                                                 Page 51 of 106 Pages

     Partnership or either Guarantor, and if such case or proceeding is not commenced by the Borrower, the Partnership or either Guarantor, it is consented to or acquiesced in by the Borrower, the Partnership or either Guarantor, as applicable; or the Borrower, the Partnership or either Guarantor takes any limited liability company or partnership action, as applicable to authorize, or in furtherance of, any of the foregoing.

          12.1.5 SPECIFIED NONCOMPLIANCE WITH THIS AGREEMENT. Failure by the Borrower to comply with or to perform under any of SECTION 8.6, SECTION 8.7 and SECTION 9.

          12.1.6 OTHER NONCOMPLIANCE WITH THIS AGREEMENT. Failure by the Borrower to comply with or to perform any provision or covenant of this Agreement (and not constituting an Event of Default under any of the other provisions of this SECTION 12) and continuance of such failure for thirty
     (30) days after notice thereof to the Borrower from the Bank or the holder of the Revolving Note.

          12.1.7 REPRESENTATIONS AND WARRANTIES. Any representation or warranty made by the Borrower, the Partnership or either Guarantor herein or in any Related Document is breached or is false or misleading in any respect, or any schedule, exhibit, certificate, financial statement, report, notice, or other writing or document furnished by the Borrower, the Partnership or either Guarantor to the Bank is false or misleading in any respect on the date as of which the facts therein set forth are stated or certified.

          12.1.8    RELATED DOCUMENTS.

          (a) The Borrower, the Partnership or either Guarantor shall fail to comply with or to perform any provision of any of the Related Documents; or any of the Related Documents shall fail to remain in full force and effect; or any action shall be taken to discontinue any of the Collateral Documents or to assert the invalidity of any thereof.

          (b) A default shall occur under any of the Related Documents, including, without limitation, a default by any Guarantor of its covenants under its applicable Guarantee.

          12.1.9 JUDGMENTS. There shall be entered against the Borrower one or more judgments or decrees in excess of Fifty Thousand Dollars ($50,000) in the aggregate at any one time outstanding for the Borrower.

          12.1.10 IMPAIRMENT OF SECURITY. Any Lien securing the Liabilities shall, in whole or in part, cease to be a perfected first priority Lien (subject only to the Permitted Liens); this Agreement or any of the Related Documents or any Lien granted under the Pledge Agreement, shall terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligations of the Borrower, the Partnership or either Guarantor, as applicable; or the Borrower, the Partnership or either Guarantor shall directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability.

                                                 Page 52 of 106 Pages

          12.1.11 CHANGE IN OWNERSHIP. There shall be any change in the ownership of any of the outstanding equity securities of the Borrower, the result of which is to cause the Borrower to be controlled, either directly or indirectly, by a Person other than First Analysis Corporation or any of its Affiliates.

     12.2 EFFECT OF EVENT OF DEFAULT.  If any Event of Default described in
SECTION 12.1.4 hereof shall occur, the Revolving Loan Commitment (if it has not theretofore terminated) shall automatically and immediately terminate and all Revolving Loans, the Revolving Note and all other Liabilities shall become immediately due and payable, all without presentment, demand, protest, diligence or notice of any kind, all of which are hereby expressly waived by the Borrower; and, in the case of any other Event of Default in this Agreement, the Bank may declare the Revolving Loan Commitment (if it is not theretofore terminated) to be terminated and all Revolving Loans, the Revolving Note and all other Liabilities to be immediately due and payable, whereupon the Revolving Loan Commitment shall immediately terminate and all Revolving Loans, the Revolving Note and all other Liabilities shall become immediately due and payable, all without presentment, demand, protest, diligence or notice of any kind, all of which are hereby expressly waived by the Borrower.

SECTION 13. GENERAL

     13.1 WAIVER; OTHER REMEDIES; AMENDMENTS. No delay on the part of the Bank or the holder of any Revolving Note in the exercise of any right, power or remedy hereunder or under any Related Document shall operate as a waiver hereof or thereof, nor shall any single or partial exercise by any of them of any right, power or remedy hereunder or under any Related Document preclude other or further exercise hereof or thereof, or the exercise of any other right, power or remedy. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies which the Bank or the holder of the Revolving Note would otherwise have, whether arising under this Agreement, any Collateral Document or other Related Document, or under applicable law, or otherwise. No amendment, modification or waiver of, or consent with respect to, any provision of this Agreement, the Revolving Note or any Related Document shall in any event be effective unless the same shall be in writing and signed and delivered by the Bank, and then any such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     13.2 NOTICES. Except as otherwise provided herein, all notices hereunder shall be in writing. Notices given by mail shall be deemed to have been given three days after the date sent if sent by certified mail, postage prepaid, and: (a) IF TO THE BORROWER, addressed to the Borrower at its address shown beside its signature hereto; (b) IF TO THE BANK, addressed to the Bank at the address shown beside its signature hereto; or in the case of each party, such other address as such party, by written notice received by the other party to this Agreement, may have designated as its address for notices. Notices given by personal delivery shall be deemed to have been given when delivered. The Bank shall be entitled to rely upon all telephonic notices given pursuant to

                                                 Page 53 of 106 Pages

SECTION 2.2 hereof and the Borrower shall hold the Bank harmless from any loss, cost or expense ensuing from any such reliance.

     13.3 COMPUTATIONS. Where the character or amount of any asset or liability or item of income or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for purposes of this Agreement such determination or calculation shall, to the extent applicable and except as otherwise specified in this Agreement, be made in accordance with GAAP applied on a basis consistent with GAAP as GAAP is in effect as of the date of the first financial statements delivered pursuant to SECTION 8.1 hereof.

     13.4 COSTS, EXPENSES AND TAXES.

          (a) The Borrower agrees to pay on demand all of the out-of-pocket costs and expenses of the Bank (including the fees and out-of-pocket expenses of the Bank's counsel and of local counsel, if any, who may be retained by said counsel) in connection with the preparation, negotiation, execution and delivery of this Agreement, the Related Documents and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith (including, without limitation, all amendments, supplements and waivers executed and delivered pursuant hereto or in connection herewith). The Borrower further agrees that the Bank, in its sole discretion, may deduct all such unpaid amounts from the aggregate proceeds of the Revolving Loans.

          (b) The costs and expenses that the Bank incurs in any manner or way with respect to the following shall be part of the Liabilities, payable by the Borrower on demand if at any time after the date of this Agreement the Bank: (i) employs counsel for advice or other representation (A) with respect to the amendment or enforcement of this Agreement or the Related Documents, or with respect to any Collateral securing the Liabilities hereunder, (B) to represent the Bank in any work-out or any type of restructuring of the Revolving Loans, or any litigation, contest, dispute, suit or proceeding or to commence, defend or intervene or to take any other action in or with respect to any litigation, contest, dispute, suit or proceeding (whether instituted by the Bank, the Borrower or any other Person) in any way or respect relating to this Agreement, the Related Documents, the Borrower's affairs or any collateral securing the Liabilities hereunder or (C) to enforce any of the rights of the Bank with respect to the Borrower; (ii) takes any action to protect, collect, sell, liquidate or otherwise dispose of any collateral securing the Liabilities hereunder; and/or (iii) seeks to enforce or enforces any of the rights and remedies of the Bank with respect to the Borrower. Without limiting the generality of the foregoing, such expenses, costs, charges and fees include: fees, costs and expenses of attorneys, accountants and consultants; court costs and expenses; court reporter fees, costs and expenses; long distance telephone charges; telegram and telecopier charges; and expenses for travel, lodging and food.

                                                 Page 54 of 106 Pages

          (c) The Borrower further agrees to pay, and to save the Bank harmless from all liability for, any stamp or other taxes which may be payable in connection with or related to the execution or delivery of this Agreement, the Related Documents, the borrowings hereunder, the issuance of the Revolving Note or of any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith.

          (d)  All of the Borrower's obligations provided for in this
     SECTION 13.4 shall be Liabilities and shall survive repayment of the Revolving Loans, cancellation of the Revolving Note, termination of this Agreement or any Related Document.

     13.5 INDEMNIFICATION. In consideration of the execution and delivery of this Agreement by the Bank and the Bank's agreement to extend the Revolving Loan Commitment, the Borrower hereby agrees to indemnify, exonerate, defend and hold the Bank and each of its officers, directors, employees and agents (hereinafter collectively called the "BANK PARTIES" and individually called a "BANK PARTY") free and harmless from and against any and all actions, causes of action, suits, losses, penalties, costs (including, without limitation, all documentary or other stamp taxes or duties), liabilities and damages, and expenses in connection therewith of any kind or nature whatsoever (irrespective of whether the Bank Party is a party to the action for which indemnification hereunder is sought) (hereinafter, the "INDEMNIFIED LIABILITIES"), including, without limitation, attorneys' fees and disbursements, incurred by the Bank Parties or any of them as a result of, or arising out of, or relating to:

          (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Revolving Loan;

          (b) the execution, delivery, performance, administration or enforcement of this Agreement and the Related Documents in accordance with their respective terms by any of the Bank Parties; or

          (c) any misrepresentation or breach of any warranty or covenant herein or in any certificate delivered pursuant hereto.

If and to the extent that the foregoing agreements described in this SECTION
13.5 may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. All of the Borrower's obligations under this SECTION 13.5 shall survive repayment of the Revolving Loans, cancellation of the Revolving Note, or any termination of this Agreement or any Related Document.

     13.6 SURVIVAL.  The obligations of the Borrower under SECTIONS 13.4 and
13.5 hereof shall in each case survive any termination of this Agreement, the payment in full of all Liabilities and the termination of the Revolving Loan Commitment.

                                                      Page 55 of 106 Pages

     13.7 SEVERABILITY. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any such provision shall be prohibited by, or invalid under, such law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. All obligations of the Borrower and rights of the Bank, which obligations and rights are described herein, shall be in addition to, and not in limitation of, those provided by applicable law. If and to the extent any provision of any Collateral Document is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall control.

     13.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, and all such counterparts shall together constitute but one and the same Agreement.

     13.9 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Borrower and the Bank and their respective successors and assigns, and shall inure to the benefit of the Bank and the Bank's successors and assigns. The Borrower shall have no right to assign its rights or delegate its duties under this Agreement.

     13.10 PRIOR AGREEMENTS. The terms and conditions set forth in this Agreement and the Related Documents shall supersede all prior agreements, discussions, correspondence, memoranda and understandings (whether written or oral) of the Borrower and the Bank concerning or relating to the subject matter of this Agreement (including, without limitation, the terms set forth in any term sheet or commitment letter).

     13.11 ASSIGNMENTS; PARTICIPATIONS.

          (a) The Bank shall have the right to assign to one or more banks or other financial institutions all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of the Revolving Loan Commitment, the Revolving Loans and the Revolving Note) and the Collateral Documents. Upon any such assignment,
     (i) the assignee shall become a party hereto and, to the extent of such assignment, have all rights and obligations of the Bank hereunder and under the Collateral Documents and (ii) the Bank shall, to the extent of such assignment, relinquish its rights and be released from its obligations hereunder and under the Collateral Documents. The Borrower hereby agrees to execute and deliver such agreements and documents, and to take such other actions, as the Bank may reasonably request to accomplish the foregoing.

          (b) In addition to the assignments permitted in clause (a) of this SECTION 13.11, the Bank and any assignee pursuant to clause (a) above shall have the right to grant participations to one or more banks or other financial institutions in or to any Revolving Loan hereunder (and the Collateral Documents) and the Revolving Note held by the Bank

                                                      Page 56 of 106 Pages

     or such assignee without notice to or consent from the Borrower. No holder of a participation in all or any part of the Revolving Loans (and the Collateral Documents) or the Revolving Note shall have any rights under this Agreement; PROVIDED, HOWEVER, that, to the extent permitted by applicable law, each holder of a participation shall have the same rights as the Bank under SECTION 6.3 hereof.

          (c) The Borrower hereby consents to the disclosure of any information obtained in connection herewith (i) by the Bank, to any bank or other financial institution which is an assignee or potential assignee pursuant to CLAUSE (a) above, and (ii) by the Bank and any assignee pursuant to CLAUSE (a) above, to any bank or other financial institution which is a participant or potential participant pursuant to CLAUSE (b) above, it being understood that the Bank and each assignee shall advise any such bank or other financial institution of its obligation to keep confidential any non-public information disclosed to it pursuant to this
     SECTION 13.11. The Bank shall advise the Borrower of each bank or other financial institution which becomes an assignee pursuant to CLAUSE (a) above, and the Bank and each assignee, as applicable, shall advise the Borrower of each bank or other financial institution which becomes a participant pursuant to CLAUSE (b) above.

     13.12 MARSHALLING; RECAPTURE. The Bank shall not be under any obligation to marshall any assets in favor of the Borrower or any Person or any other party or against or in payment of any or all of the Liabilities.
To the extent the Bank receives any payment by or on behalf of the Borrower, which payment or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to the Borrower or its estate, trustee, receiver, custodian or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligation or part thereof which has been paid, reduced or satisfied by the amount so repaid shall be reinstated by the amount so repaid and shall be included within the Liabilities of the Borrower to the Bank as of the date such initial payment, reduction or satisfaction occurred.

     13.13 CAPTIONS. Section captions in this Agreement are for convenience only, and shall not affect the construction of this Agreement.

     13.14 GOVERNING LAW. THIS AGREEMENT AND THE RELATED DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

     13.15 JURY TRIAL; VENUE. THE BORROWER HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING (I) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE RELATED DOCUMENTS, OR (II) ARISING FROM

                                                      Page 57 of 106 Pages


ANY DISPUTE OR CONTROVERSY IN CONNECTION WITH THIS AGREEMENT OR THE RELATED DOCUMENTS, AND AGREES THAT ANY SUCH ACTION OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

     THE BORROWER IRREVOCABLY AGREES THAT, SUBJECT TO THE BANK'S SOLE AND ABSOLUTE ELECTION, ANY ACTION OR PROCEEDING IN ANY WAY, MANNER OR RESPECT ARISING OUT OF THIS AGREEMENT, THE RELATED DOCUMENTS, OR ARISING FROM ANY DISPUTE OR CONTROVERSY ARISING IN CONNECTION WITH THIS AGREEMENT OR THE RELATED DOCUMENTS, SHALL BE LITIGATED ONLY IN THE COURTS HAVING SITUS WITHIN THE CITY OF CHICAGO, THE STATE OF ILLINOIS, AND BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED WITHIN SUCH CITY AND STATE. THE BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRANSFER OR CHANGE THE VENUE OF ANY LITIGATION BROUGHT AGAINST BORROWER BY THE BANK IN ACCORDANCE WITH THIS SECTION 13.15.

                            [SIGNATURE PAGE FOLLOWS]

                                                      Page 58 of 106 Pages


     IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Secured Revolving Loan Agreement as of the date first above written.

                                   RIVERSIDE L.L.C.

                                   By: FIRST ANALYSIS MANAGEMENT
                                       COMPANY III, L.L.C.,
                                       as Manager


                                   By: /s/ Bret R. Maxwell
                                       ___________________
                                       Bret R. Maxwell,
                                       its Managing Member
9500 Sears Tower
Chicago, Illinois  60606
Attention: Mark Koulogeorge

Telephone: (312) 258-1400
Facsimile: (312) 258-0334

                                   LASALLE NATIONAL BANK


                                   By: /s/ Michael Foster
                                       __________________
                                       Michael Foster, Senior Vice President

Lending Office (Prime Rate Loans)
120 South LaSalle Street
Chicago, Illinois  60603
Attention:  Michael Foster
Telephone: (312) 904-2791
Facsimile: (312) 904-8544


Lending Office (Eurodollar Rate Loans)
120 South LaSalle Street
Chicago, Illinois  60603
Attention:  Michael Foster
Telephone: (312) 904-2791
Facsimile: (312) 904-8544

                                                      Page 59 of 106 Pages



                                  FIRST AMENDMENT TO
                           SECURED REVOLVING LOAN AGREEMENT

     This FIRST AMENDMENT TO SECURED REVOLVING LOAN AGREEMENT dated as of November 17, 1997 (this "Amendment"), is by and between RIVERSIDE L.L.C., an Illinois limited liability company (the "Borrower"), and LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                     RECITALS

     WHEREAS, the Borrower and the Bank are parties to that certain Secured Revolving Loan Agreement, dated as of November 17, 1995 (the "Loan Agreement"), pursuant to which the Bank has agreed to make certain loans to the Borrower;

     WHEREAS, the Borrower and the Bank desire to amend the Loan Agreement in order to: (a) extend the Termination Date (as defined in the Loan Agreement),
(b) add Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, as a guarantor of the payment and performance of the Liabilities (as defined in the Loan Agreement), (c) amend EXHIBIT F to the Loan Agreement, and (d) limit the Borrower's ability to purchase certain amounts of Stock (as defined in the Loan Agreement) with the proceeds of the loans made by the Bank pursuant to the Loan Agreement.

     NOW, THEREFORE, in consideration of the premises herein contained, the loans and other financial accommodations heretofore or hereafter made to the Borrower by the Bank, and for other good and valuable consideration (the receipt, sufficiency and adequacy of which are hereby acknowledged), the parties hereto hereby agree as follows:

     1. DEFINITIONS. Terms capitalized herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

     2.   AMENDMENTS TO LOAN AGREEMENT.

(a) TERMINATION DATE. Subject to the terms and conditions contained herein, the definition of "Termination Date" is hereby deleted in its entirety and the following language is inserted in lieu thereof:

               "'TERMINATION DATE' means the earlier of (i) December 31, 1999,
          (ii) such other date on which the Revolving Loan Commitment shall terminate pursuant to SECTION 12.2 hereof, or (iii) such other date as is mutually agreed in writing between the Borrower and the Bank, it being understood that the Bank will annually review its Revolving Loan Commitment to consider one year extensions of the Termination Date, but under no circumstance shall the Bank be obligated to

                                                      Page 60 of 106 Pages



          grant such extension and any such extensions shall be in the Bank's sole and absolute discretion."

(b) GUARANTEES. Subject to the terms and conditions contained herein, the definition of "Guarantees" is hereby deleted in its entirety and the following language is inserted in lieu thereof:

               "'GUARANTEES' means collectively, and 'GUARANTEE' means individually each of, those certain Guarantees executed in connection with this Agreement in favor of the Bank, pursuant to which each of (i) Environmental Private Equity Fund II, L.P., a Delaware limited partnership, (ii) Productivity Fund III, L.P., a Delaware limited partnership, and (iii) Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, collectively guarantee payment of that portion of the Liabilities equal to twenty percent (20%) of the total cost of purchase of the Stock, the form of which is attached hereto as EXHIBIT F, as such Guarantees may be amended, modified or reaffirmed from time to time."

(c) EXHIBIT F. Subject to the terms and conditions contained herein, Annex I and Annex II attached to EXHIBIT F-1 and EXHIBIT F-2 of the Loan Agreement are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu thereof.

(d) STOCK LIMITATION. Subject to the terms and conditions contained herein, the following new Section 9.10 is hereby added to the Loan Agreement:

               "9.10 LIMIT ON USE OF PROCEEDS. Use the proceeds of the Revolving Loans in an amount greater than sixty percent (60%) of the Maximum Commitment to purchase margin stock or non-margin stock of any one entity or related entities.

     3. CONDITIONS PRECEDENT. The effectiveness of the amendments contained in SECTION 2 above is subject to, and contingent upon, satisfaction of each of the following conditions:

     (a) The Bank shall have received duly executed counterparts hereof signed by the Borrower;

     (b) The Bank shall have received a duly executed First Modification to Revolving Note of even date herewith (the "Note Modification");

     (c) The Bank shall have received a duly executed Reaffirmation and Amendment of Guarantee of even date hereof from each of Environmental Private Equity Fund II, L.P. and Productivity Fund III, L.P., in form and substance satisfactory to the Bank (the "Reaffirmations of Guarantee");

                                                      Page 61 of 106 Pages


     (d) The Bank shall have received a duly executed Reaffirmation of Pledge Agreement of even date hereof from Riverside Partnership, in form and substance satisfactory to the Bank (the "Reaffirmation of Pledge");

     (e) The Bank shall have received a duly executed Guarantee of even date hereof from Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership ("IEPEF"), in form and substance satisfactory to the Bank (the "Guarantee");

     (f) The Bank shall have received a duly executed General Partner's Certificate of IEPEF certifying: (i) Certificate of Limited Partnership; (ii) Limited Partnership Agreement; (iii) resolution of IEPEF authorizing execution, delivery and performance of the Guarantee; and (iv) incumbency, in form and substance satisfactory to the Bank (the "Certificate"); and

     (g) The Bank shall have received a duly executed Legal Opinion of counsel for IEPEF in form and substance satisfactory to the Bank (the "Legal Opinion").

     4.   REFERENCE TO AND EFFECT ON THE LOAN AGREEMENT.

          (a) Except as expressly provided herein, the Loan Agreement and the Related Documents shall remain unmodified and in full force and effect and are hereby ratified and confirmed.

          (b) Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of (i) any right, power or remedy of the Bank under the Loan Agreement or any of the Related Documents, or (ii) any Default or Event of Default under the Loan Agreement.

     5. COSTS, EXPENSES AND TAXES. Without limiting the obligation of the Borrower to reimburse the Bank for costs, fees, disbursements and expenses incurred by the Bank pursuant to the Loan Agreement, the Borrower agrees to pay on demand all reasonable costs, fees, disbursements and expenses of the Bank in connection with the preparation, execution and delivery of this Amendment, the Note Modification, the Reaffirmations of Guarantee, the Reaffirmation of Pledge, the Guarantee, the Certificate, the Legal Opinion and the other agreements, instruments and documents contemplated hereby, including, without limitation, the reasonable fees, disbursements and out-of-pocket expenses of counsel for the Bank with respect thereto.

     6. REPRESENTATIONS AND WARRANTIES. The Borrower hereby represents and warrants to the Bank that:

     (a) this Amendment and the actions on the Borrower's part contemplated hereby have been duly approved by all requisite action on the part of the Borrower;

                                                      Page 62 of 106 Pages


     (b) this Amendment and the Note Modification and each of the other documents executed and delivered by the Borrower in connection herewith have been duly executed and delivered and constitute the legal, valid, and binding obligations of the Borrower, enforceable in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance or transfer, moratorium or similar law and the effect of general principles of equity;

     (c) the execution, delivery and performance of this Amendment and the Note Modification and each of the other documents executed and delivered by the Borrower in connection herewith do not and will not violate or conflict with any provision of the Borrower's Certificate of Formation or Operating Agreement, as amended and in effect on the date hereof, or any material contracts or agreements to which the Borrower is a party or by which any of the Borrower's assets are bound (except for those agreements for which the Borrower has obtained a consent);

     (d) the representations and warranties of the Borrower contained in the Loan Agreement and the Related Documents, as amended, supplemented and modified, are true and correct in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case they are true and correct as of such earlier date; and

     (e) after giving effect to this Amendment, no Default or Event of Default exists and is continuing.

     7.   MISCELLANEOUS.

     (a) This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, the Borrower may not assign this Amendment or any of its rights or obligations hereunder without the prior written consent of the Bank.

     (b) This Amendment (together with the Loan Agreement and each of the Related Documents, all as amended or otherwise supplemented or modified prior to the date hereof) constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations, representations, warranties, commitments, offers, letters of interest or intent, proposal letters, contracts, writings or other agreements or understandings with respect thereto.

     (c) No waiver and no modification or amendment of any provision of this Amendment shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

                                                      Page 63 of 106 Pages


     (d) Paragraph and subparagraph titles, captions and headings herein are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Amendment or the intent of any provision hereof.

     (e) No failure or delay on the part of any party hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     (f) The Borrower affirms and acknowledges that this Amendment, the Note Modification, the Reaffirmations of Guarantee, the Reaffirmation of Pledge, the Guarantee and the Certificate shall each be a Related Document for all purposes of the Loan Agreement.

     (g) Any reference to the Loan Agreement contained in the Loan Agreement, any Related Document or any notice, request, certificate or other document shall be deemed to include this Amendment unless the context shall otherwise specify.

     (h) Any reference to the Revolving Note contained in the Loan Agreement, any Related Document or any notice, request, certificate or other document shall be deemed to include the Note Modification unless the context shall otherwise specify.

     (i) Notwithstanding anything contained herein, the terms of this Amendment are not intended to and do not serve to effect a novation as to the Loan Agreement. The parties hereto expressly do not intend to extinguish the Loan Agreement. Instead, it is the express intention of the parties hereto to reaffirm the Loan Agreement and the indebtedness created under the Loan Agreement which is evidenced by certain promissory notes and secured by certain collateral. The Loan Agreement, as amended hereby, and each of the other Related Documents, remain in full force and effect.

     (j) This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

     (k) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                                                      Page 64 of 106 Pages



     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Secured Revolving Loan Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                              RIVERSIDE L.L.C.

                              By:  FIRST ANALYSIS MANAGEMENT COMPANY III,
                                   L.L.C., as Manager


                              By:  /s/ Bret R. Maxwell
                                   ___________________
                                   Name: Bret R. Maxwell
                                   Its: Managing Member




                              LASALLE NATIONAL BANK


                              By:  /s/_________________________
                                   Name:
                                   Its:

                                                      Page 65 of 106 Pages



                                 SECOND AMENDMENT TO
                           SECURED REVOLVING LOAN AGREEMENT

     This SECOND AMENDMENT TO SECURED REVOLVING LOAN AGREEMENT dated as of March ___, 1998 (this "Second Amendment"), is by and between RIVERSIDE L.L.C., an Illinois limited liability company (the "Borrower"), and LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                       RECITALS

     WHEREAS, the Borrower and the Bank are parties to that certain Secured Revolving Loan Agreement dated as of November 17, 1995 and that certain First Amendment to Secured Revolving Loan Agreement dated as of November 17, 1997 (collectively, the "Loan Agreement"), pursuant to which the Bank has agreed to make certain loans to the Borrower;

     WHEREAS, the Borrower and the Bank desire to further amend the Loan Agreement in order to: (a) add Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbesch--nkung), a civil partnership with limitation of liability established under the laws of the Federal Republic of Germany ("Environmental"), Apex Investment Fund III, L.P., a Delaware limited partnership ("Apex Investment"), and Apex Strategic Partners, LLC, a Delaware limited liability company ("Apex Strategic") as guarantors of the payment and performance of the Liabilities (as defined in the Loan Agreement), and (b) amend Exhibit F to the Loan Agreement.

     NOW, THEREFORE, in consideration of the premises herein contained, the loans and other financial accommodations heretofore or hereafter made to the Borrower by the Bank, and for other good and valuable consideration (the receipt, sufficiency and adequacy of which are hereby acknowledged), the parties hereto hereby agree as follows:

     1. DEFINITIONS. Terms capitalized herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

     2.   AMENDMENTS TO LOAN AGREEMENT.

     (a) GUARANTEES. Subject to the terms and conditions contained herein, the definition of "Guarantees" is hereby deleted in its entirety and the following language is inserted in lieu thereof:

               "'GUARANTEES' means collectively and 'GUARANTEE' means individually each of those certain Guarantees executed in connection with this Loan Agreement in favor of the Bank, pursuant to which each of (i) Environmental & Information Technology Private Equity Fund, III, Gesellschaft burgarlichen Rechts (mit

                                                      Page 66 of 106 Pages



          Haftungsbeschankung), (ii) Apex Investment Fund III, L.P., (iii) Apex Strategic Partners, LLC, (iv) Environmental Private Equity Fund II, L.P., (v) The Productivity Fund III, L.P., and (vi) Infrastructure and Environmental Private Equity Fund III, L.P., collectively guarantee payment of that portion of the Liabilities equal to twenty percent (20%) of the total cost of purchase of the Stock, the form of which is attached hereto as EXHIBIT F, as such Guarantees may be amended, modified or reaffirmed from time to time."

               (b) EXHIBIT F. Subject to the terms and conditions contained herein, Annex I and Annex II attached to EXHIBIT F-1 and EXHIBIT F-2 of the Loan Agreement are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu thereof.

     3. CONDITIONS PRECEDENT. The effectiveness of the amendments contained in SECTION 2 above is subject to, and contingent upon, satisfaction of each of the following conditions:

     (a) The Bank shall have received duly executed counterparts hereof signed by the Borrower;

     (b) The Bank shall have received a duly executed Guarantee of even date hereof from Environmental, in form and substance satisfactory to the Bank (the "Environmental Guarantee");

     (c) The Bank shall have received a duly executed Guarantee of even date hereof from Apex Investment, in form and substance satisfactory to the Bank (the "Apex Investment Guarantee");

     (d) The Bank shall have received a duly executed Guarantee of even date hereof from Apex Strategic, in form and substance satisfactory to the Bank (the "Apex Strategic Guarantee");

     (e) The Bank shall have received a duly executed Reaffirmation and Amendment of Guarantee of even date here of from each of The Productivity Fund III, L.P., Environmental Private Equity Fund II, L.P., and
Infrastructure and Environmental Private Equity Fund III, L.P.;

     (f) The Bank shall have received a duly executed Investment Manager's Certificate of Environmental certifying: (i) Partnership Agreement; (ii) resolution of Environmental authorizing execution, delivery and performance of the Environmental Guarantee; and (iii) incumbency, in form and substance satisfactory to the Bank (the "Environmental Certificate");

     (g) The Bank shall have received a duly executed General Partner's Certificate of Apex Investment certifying: (i) Certificate of Limited Partnership; (ii) Limited Partnership Agreement; (iii) resolution of Apex Investment authorizing execution, delivery and performance

                                                      Page 67 of 106 Pages


of the Apex Investment Guarantee; and (iv) incumbency, in form and substance satisfactory to the Bank (the "Apex Investment Certificate");

     (h) The Bank shall have received a duly executed Manager's Certificate of Apex Strategic certifying: (i) limited liability company operating agreement; (ii) resolution of Apex Strategic authorizing execution, delivery and performance of the Apex Strategic Guarantee; and (iii) incumbency, in form and substance satisfactory to the Bank (the "Apex Strategic Certificate"); and

     (i) The Bank shall have received a duly executed Legal Opinions of counsel for Environmental, Apex Investment and Apex Strategic in form and substance satisfactory to the Bank (the "Legal Opinion").

     4.   REFERENCE TO AND EFFECT ON THE LOAN AGREEMENT.

     (a) Except as expressly provided herein, the Loan Agreement and the Related Documents shall remain unmodified and in full force and effect and are hereby ratified and confirmed.

          (b) Except as expressly provided herein, the execution, delivery and effectiveness of this Second Amendment shall not operate as a waiver
of      (i) any right, power or remedy of the Bank under the Loan Agreement
or any      of the Related Documents, or (ii) any Default or Event of Default
under the      Loan Agreement.

     5. COSTS, EXPENSES AND TAXES. Without limiting the obligation of the Borrower to reimburse the Bank for costs, fees, disbursements and expenses incurred by the Bank pursuant to the Loan Agreement, the Borrower agrees to pay on demand all reasonable costs, fees, disbursements and expenses of the Bank in connection with the preparation, execution and delivery of this Second Amendment, the Environmental Guarantee, the Apex Investment Guarantee, the Apex Strategic Guarantee, and the other agreements, instruments and documents contemplated hereby, including, without limitation, the reasonable fees, disbursements and out-of-pocket expenses of counsel for the Bank with respect thereto.

     6. REPRESENTATIONS AND WARRANTIES. The Borrower hereby represents and warrants to the Bank that:

     (a) this Second Amendment and the actions on the Borrower's part contemplated hereby have been duly approved by all requisite action on the part of the Borrower;

     (b) this Second Amendment and each of the other documents executed and delivered by the Borrower in connection herewith have been duly executed and delivered and constitute the legal, valid, and binding obligations of the Borrower, enforceable in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization,

                                                      Page 68 of 106 Pages



receivership, fraudulent conveyance or transfer, moratorium or similar law and the effect of general principles of equity;

     (c) the execution, delivery and performance of this Second Amendment and each of the other documents executed and delivered by the Borrower in connection herewith do not and will not violate or conflict with any provision of the Borrower's Certificate of Formation or Operating Agreement, as amended and in effect on the date hereof, or any material contracts or agreements to which the Borrower is a party or by which any of the Borrower's assets are bound (except for those agreements for which the Borrower has obtained a consent);

     (d) the representations and warranties of the Borrower contained in the Loan Agreement and the Related Documents, as amended, supplemented and modified, are true and correct in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof except to the extent such representations and warranties specifically relate to an earlier date, in which case they are true and correct as of such earlier date; and

     (e) after giving effect to this Amendment, no Default or Event of Default exists and is continuing.

     7.   MISCELLANEOUS.

     (a) This Second Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, the Borrower may not assign this Second Amendment or any of its rights or obligations hereunder without the prior written consent of the Bank.

     (b) This Second Amendment (together with the Loan Agreement and each of the Related Documents, all as amended or otherwise supplemented or modified prior to the date hereof) constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations, representations, warranties, commitments, offers, letters of interest or intent, proposal letters, contracts, writings or other agreements or understandings with respect thereto.

     (c) No waiver and no modification or amendment of any provision of this Second Amendment shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

     (d) Paragraph and subparagraph titles, captions and headings herein are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Second Amendment or the intent of any provision hereof.

     (e) No failure or delay on the part of any party hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver

                                                      Page 69 of 106 Pages



nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     (f) The Borrower affirms and acknowledges that this Second Amendment, the Environmental Guarantee, the Apex Investment Guarantee, and the Apex Strategic Guarantee shall each be a Related Document for all purposes of the Loan Agreement.

     (g) Any reference to the Loan Agreement contained in the Loan Agreement, any Related Document or any notice, request, certificate or other document shall be deemed to include this Second Amendment unless the context shall otherwise specify.

     (h) Notwithstanding anything contained herein, the terms of this Second Amendment are not intended to and do not serve to effect a novation as to the Loan Agreement. The parties hereto expressly do not intend to extinguish the Loan Agreement. Instead, it is the express intention of the parties hereto to reaffirm the Loan Agreement and the indebtedness created under the Loan Agreement which is evidenced by certain promissory notes and secured by certain collateral. The Loan Agreement, as amended hereby, and each of the other Related Documents, remain in full force and effect.

     (i) This Second Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

     (j) THIS SECOND AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                                                      Page 70 of 106 Pages


     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Secured Revolving Loan Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                              RIVERSIDE L.L.C.

                              By:  FIRST ANALYSIS MANAGEMENT COMPANY III,
                                   L.L.C., as Manager


                              By:   /s/ Bret R. Maxwell
                                    ___________________
                                    Name: Bret R. Maxwell
                                    Its:  Managing Member


                              LASALLE NATIONAL BANK


                              By:   /s/______________________________
                                    Name:
                                   Its:

                                                      Page 71 of 106 Pages


                                     EXHIBIT F-1
                                      GUARANTEE

     THIS GUARANTEE (this "Guarantee") is made as of this 17th day of November, 1995, by ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership (hereinafter, together with its successors and permitted assigns, the "Guarantor") to and for the benefit of LASALLE NATIONAL BANK, a national banking association (hereinafter, together with its successors and assigns, the "Bank").

                                   R E C I T A L S:

     A. Riverside L.L.C., an Illinois limited liability company (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement of even date herewith (as the same may be amended, supplemented or modified from time to time, the "Loan Agreement"), providing for revolving loans to be made to the Borrower by the Bank for the purchase of the Stock, as described in the Loan Agreement.

     B. Concurrently with the purchase of such Stock, the Borrower will contribute such Stock to Riverside Partnership, an Illinois general partnership of which Guarantor is a general partner.

     C. It is in the best interests of the Guarantor to cause this Guarantee to be executed on its behalf inasmuch as the Guarantor will derive substantial direct and indirect benefits from the revolving loans to be made pursuant to the Loan Agreement.

     D. The Bank has required that the Guarantor execute this Guarantee in connection with the Bank's agreement to enter into the Loan Agreement.

     NOW, THEREFORE FOR VALUE RECEIVED, and in consideration of advances, credit or other financial accommodations heretofore, now or that may hereafter at any time be extended to the Borrower by the Bank, the Guarantor hereby unconditionally guarantees, irrespective of the validity, regularity or enforceability of any instrument, writing or agreement relating to or the subject of any such financial accommodation, and whether or not due or to become due before or after any bankruptcy or insolvency proceeding involving the Borrower or would have become due but for the Borrower's bankruptcy proceeding, the full and prompt payment to the Bank at maturity, to the extent of the amount to which this Guarantee is limited, whether by acceleration or otherwise, and at all times thereafter of any and all indebtedness, obligations and liabilities of every kind and nature of the Borrower to the Bank which arise out of or in connection with the Loan Agreement or any Related Document, howsoever evidenced, whether now existing or hereafter created or arising, directly or indirectly, primary or secondary, absolute or contingent, due or to become due, or joint or several, and howsoever owned, held or acquired, whether through discount, overdraft, purchase, direct loan or as collateral, or otherwise, and the prompt, full and faithful performance and discharge by the Borrower of each and every of the terms, conditions, agreements, representations and warranties on the part of the Borrower contained in the Loan Agreement or any Related Document, or in any modification or addenda thereto or substitution thereof; and the Guarantor further agrees to pay all expenses legal and/or otherwise, (including court costs and attorneys' fees), paid or

                                                      Page 72 of 106 Pages



incurred by the Bank in endeavoring to collect such indebtedness, or any part thereof, or in enforcing this Guarantee or in defending any suit based on any act of commission or omission of the Bank with respect to such indebtedness, collateral, or this Guarantee or in connection with any recovery claim hereinbelow defined (all of the aforesaid indebtedness, obligations and liabilities plus interest and all expenses herein mentioned are hereinafter collectively called the "Guaranteed Obligations").

     The amount of recovery, however, against the Guarantor is limited to a percentage of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral (the "Maximum Guaranteed Amount"), such percentage to be certified to the Bank by the Guarantor from time to time in the form attached hereto as Annex II, plus all costs of collection and other expenses (including court costs and attorneys' fees) described herein. Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor and Productivity Fund III, L.P., a Delaware limited partnership be less than 20%. If at any time the sum of the percentages certified by the Guarantor and Productivity Fund III, L.P., a Delaware limited partnership shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively.

     The Guarantor hereby further agrees as follows:

     1. CONTINUING GUARANTEE. This Guarantee includes any Guaranteed Obligations arising under successive transactions continuing, compromising, extending, increasing, modifying, releasing, or renewing the Guaranteed Obligations, changing the interest rate, payment terms, or other terms and conditions thereof, or creating new or additional Guaranteed Obligations after prior Guaranteed Obligations have been satisfied in whole or in part. To the maximum extent permitted by law, the Guarantor hereby waives any right to revoke this Guarantee as to future indebtedness. If such a revocation is effective notwithstanding the foregoing waiver, the Guarantor acknowledges and agrees that (a) no such revocation shall be effective until written notice thereof has been received by the Bank, (b) no such revocation shall apply to any Guaranteed Obligations in existence on such date (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (c) no such revocation shall apply to any Guaranteed Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of the Bank in existence on the date of such revocation, (d) no payment by the Guarantor, the Borrower, or from any other source, prior to the date of such revocation shall reduce the maximum obligation of the Guarantor hereunder, and (e) any payment by the Borrower or from any source other than the Guarantor, subsequent to the date of such revocation, shall first be applied to that portion of the Guaranteed Obligations as to which the revocation is effective and which are not, therefore, guaranteed hereunder, and to the extent so applied shall not reduce the maximum obligation of the Guarantor thereunder. The agreements and obligations of the undersigned under this Guarantee shall remain in full force and effect until all Liabilities (as defined in the Loan Agreement) shall have been paid in full and the Bank's Revolving Loan Commitment (as defined in the Loan Agreement) has terminated.

     2.   PERFORMANCE UNDER THIS GUARANTEE.   In the event that the Borrower
fails to make any payment of any Guaranteed Obligations on or before the due date thereof, or if the Borrower shall fail to perform, keep, observe, or fulfill any other obligation referred to in any instrument, writing or agreement relating to the Guaranteed Obligations, the Guarantor immediately shall cause

                                                      Page 73 of 106 Pages



such payment to be made to the extent of the amount to which this Guarantee is limited, and shall cause each of such obligations to be performed, kept, observed, or fulfilled.

     3. PRIMARY OBLIGATIONS. This Guarantee is a primary and original obligation of the Guarantor, is not merely the creation of a surety relationship, and is an absolute, unconditional, and continuing guarantee of payment and performance which shall remain in full force and effect without respect to future changes in conditions, including any change of law or any invalidity or irregularity with respect to the issuance of any instrument, writing or agreement relating to the Guaranteed Obligations. The Guarantor agrees that he is directly, jointly and severally with any other guarantor of the Guaranteed Obligations, liable to the Bank, that the obligations of the Guarantor hereunder are independent of the obligations of the Borrower or any other guarantor, and that a separate action may be brought against the Guarantor whether such action is brought against the Borrower or any other guarantor or whether the Borrower or any such other guarantor is joined in such action. The Guarantor agrees that his liability hereunder shall be immediate and shall not be contingent upon the exercise or enforcement of any lien or realization upon any security or collateral the Bank may at any time possess. The Guarantor agrees that any release which may be given by the Bank to the Borrower or any other guarantor shall not release the Guarantor. The Guarantor consents and agrees that the Bank shall be under no obligation to marshal any assets of the Borrower or any other guarantor in favor of the Guarantor, or against or in payment of any or all of the Guaranteed Obligations.

     4.   WAIVERS.

          (a) The Guarantor hereby waives: (1) notice of acceptance hereof; (2) notice of any loans or other financial accommodations made or extended to the Borrower or the creation or existence of any Guaranteed Obligations; (3) notice of the amount of the Guaranteed Obligations, subject, however, to the Guarantor's right to make inquiry of the Bank to ascertain the amount of the Guaranteed Obligations at any reasonable time;
     (4) notice of any adverse change in the financial condition of the Borrower or of any other fact that might increase the Guarantor's risk hereunder;
     (5) notice of presentment for payment, demand, protest, and notice thereof as to any promissory notes or other instruments, writing or agreements evidencing Guaranteed Obligations; (6) notice of any event of default by the Borrower under any instrument, writing or agreement with the Bank; and
     (7) all other notices (except if such notice is specifically required to be given to the Guarantor hereunder) and demands to which the Guarantor might otherwise be entitled.

          (b) The Guarantor hereby waives the right by statute or otherwise to require the Bank to institute suit against the Borrower; or to exhaust any rights and remedies which the Bank has or may have against the Borrower. In this regard, the Guarantor agrees that he is bound to the payment of all Guaranteed Obligations to the extent of the amount to which this Guarantee is limited, whether now existing or hereafter accruing, as fully as if such Guaranteed Obligations were directly owing to the Bank by the Guarantor. The Guarantor further waives any defense arising by reason of any disability or other defense (other than the defense that the Guaranteed Obligations shall have been fully and finally performed and indefeasibly paid) of the Borrower or by reason of the cessation from any cause whatsoever of the liability of the Borrower in respect thereof.

                                                      Page 74 of 106 Pages


          (c) The Guarantor hereby waives: (1) any rights to assert against the Bank any defense (legal or equitable), set-off, counterclaim, or claim which the Guarantor may now or at any time hereafter have against the Borrower or any other party liable to the Bank; (2) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guaranteed Obligations or any security therefor; (3) the benefit of any statute of limitations affecting the Guarantor's liability hereunder or the enforcement thereof, and any act which shall defer or delay the operation of any statute of limitations applicable to the Guaranteed Obligations shall similarly operate to defer or delay the operation of such statute of limitations applicable to the Guarantor's liability hereunder.

          (d) The Guarantor hereby waives any right of subrogation the Guarantor has or may have as against the Borrower with respect to the Guaranteed Obligations. In addition, the Guarantor hereby waives any right to proceed against the Borrower, now or hereafter, for contribution, indemnity, reimbursement, and any other suretyship rights and claims, whether direct or indirect, liquidated or contingent, whether arising under express or implied contract or by operation of law, which the Guarantor may now have or hereafter have as against the Borrower with respect to the Guaranteed Obligations. The Guarantor also hereby waives any rights of recourse to or with respect to any asset of the Borrower. The Guarantor agrees that in light of the immediately foregoing waivers, the execution of this Guarantee shall not be deemed to make the Guarantor a "creditor" of the Borrower, and that, for purposes of Sections 547 and 550 of the United States Bankruptcy Code, the Guarantor shall not be deemed a "creditor" of the Borrower.

     5. RELEASES. No release or discharge of the Borrower or any one or more of the guarantors, or of any other person, whether primarily or secondarily liable for and obligated with respect to the Guaranteed Obligations, or the institution of bankruptcy, receivership, insolvency, reorganization, dissolution or liquidation proceedings by or against any guarantor or person, or the entry of any restraining or other order in any such proceeding, shall release or discharge the Guarantor or any other guarantor of the Guaranteed Obligations, or any other person, firm or corporation liable to the Bank for the Guaranteed Obligations, unless and until all of the Guaranteed Obligations shall have been fully paid.

     6. RIGHT OF SETOFF AND SECURITY INTEREST. Any and all moneys, credits or other property belonging to the Guarantor in transit to, or in the possession or under the control of, the Bank, or any agent or bailee of the Bank, may, without prior notice and opportunity to be heard, be appropriated and applied against the liability of the Guarantor hereunder to the extent of the amount to which this Guarantee is limited. The Guarantor does hereby assign and transfer to the Bank any and all cash, negotiable instruments, documents of title, chattel paper, securities, certificates of deposit, deposit accounts, other cash equivalents and other assets of the Guarantor in transit to, or in the possession or control of the Bank, or any agent or bailee of the Bank for any purpose and to apply the same on any or all of the Guaranteed Obligations to the extent of the amount to which this Guarantee is limited. To secure payment of the Guaranteed Obligations, the Guarantor grants to the Bank a security interest in all property (including but not limited to all of the property described above) of the Guarantor delivered concurrently herewith, or now or at any time hereafter in the possession or control of the Bank, and all proceeds of all such property. The undersigned agrees that the Bank shall

                                                      Page 75 of 106 Pages


have the rights and remedies of a secured party under the Uniform Commercial Code of Illinois with respect to all of the aforesaid property, including, without limitation thereof, the right to sell or otherwise dispose of any or all of such property. The Bank may without notice to anyone, apply or set off any balances, credits, deposits, accounts, moneys or other indebtedness at any time credited by or due from the Bank to the Guarantor against the amounts due hereunder. Any notification of intended disposition of any property required by law shall be deemed reasonably and properly given if given at least five (5) calendar days before such disposition.

     7. RECOVERY CLAIM. Should a claim ("Recovery Claim") be made upon the Bank at any time for recovery of any amount received by the Bank in payment of the Guaranteed Obligations (whether received from the Borrower, the Guarantor pursuant hereto, or otherwise) and should the Bank repay all or part of said amount by reason of (1) any judgment, decree, or order of any court or administrative body having jurisdiction over the Bank or any of its property; or (2) any settlement or compromise of any such Recovery Claim effected by the Bank with the claimant (including the Borrower), the Guarantor shall remain jointly and severally liable to the Bank for the amount so repaid to the same extent as if such amount had never originally been received by the Bank, notwithstanding any termination hereof or the return of this document to or the cancellation of any note or other instrument evidencing any of the indebtedness.

     8. ASSIGNMENTS. In the event the Bank shall sell, assign or transfer the Guaranteed Obligations, or any part thereof, or grant participation therein, each and every immediate or remote successive assignee, transferee, holder of or participant therein, of all or any part of the Guaranteed Obligations shall have the right to enforce this Guarantee by suit or otherwise for the benefit of such assignee, transferee holder or participant, as fully as if such assignee, transferee holder or participant were herein by name specifically given such rights, powers and benefits; but the Bank shall have an unimpaired, prior and superior right to enforce this Guarantee for its benefit as to so much of the Guaranteed Obligations as it has not sold, assigned or transferred.

     9. FINANCIAL CONDITION OF THE BORROWER. The Guarantor represents and warrants to the Bank that the Guarantor is currently ~informed of the financial condition of the Borrower and of all other circumstances which a diligent inquiry would reveal and which would bear upon the risk of nonpayment of the Guaranteed Obligations. The Guarantor further represents and warrants to the Bank that the Guarantor will continue to keep informed of the Borrower's financial condition, the financial condition of other guarantors, if any, and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Guaranteed Obligations.

     10.  FINANCIAL STATEMENTS OF GUARANTOR.

     10.1 REPRESENTATIONS AND WARRANTIES. The Guarantor represents and warrants to the Bank that:

          (a) All income statements, balance sheets, cash flow statements, statements of operations and other financial data that have been or shall hereafter be furnished to the Bank for the purposes of or in connection with this Guarantee do and will present fairly in accordance with GAAP, consistently applied, the financial condition of the Guarantor as of the dates thereof and the results of operations for the period(s) covered thereby. There is no

                                                      Page 76 of 106 Pages



     liability, direct or indirect, contingent or otherwise, of the Guarantor that is not reflected on these financial statements.

          (b) The balance sheet of the Guarantor, dated September 30, 1995, and the related statements of income, retained earnings and cash flows for the calendar period then ended, respectively, copies of which have been furnished to the Bank, fairly present the financial condition of the Guarantor, at such dates and the results of each of their operations for the period ended on such respective dates, all in accordance with GAAP, consistently applied.

          (c) Since September 30, 1995, there has been no material adverse change in the financial condition, operations, assets, business, or properties of the Guarantor.

     10.2 COVENANTS. The Guarantor covenants that so long as this Guarantee shall remain outstanding the Guarantor shall:

          (a) GUARANTOR FINANCIAL STATEMENTS. Furnish to the Bank on or before the one hundred twentieth (120th) day after the Guarantor's fiscal years, a copy of the annual consolidated financial statements of Guarantor consisting of, at least, a balance sheet and statement of income and cash flow for such period, prepared in accordance with GAAP, consistently applied, audited by independent certified public accountants of recognized standing.

          (b) GUARANTOR INTERIM STATEMENTS. Furnish to the Bank on or before the sixtieth (60th) day after the end of each fiscal quarter of the Guarantor, a copy of unaudited consolidated financial statements of the Guarantor prepared in accordance with GAAP, consistently applied, signed by an authorized officer of Guarantor and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter.

          (c) LIQUIDITY COVENANT. Maintain liquid assets, including cash, cash equivalents and/or undrawn capital commitments in an amount at least equal to the Maximum Guaranteed Amount. The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor and Productivity Fund III, L.P., a Delaware limited partnership shall at all time be equal to or greater than 20%.

          (d) CERTIFICATE. Contemporaneously with the furnishing of each of the financial statements described in SECTIONS (a) and (b) above, furnish to the Bank a duly completed certificate in the form of ANNEX I attached hereto (a "COMPLIANCE CERTIFICATE") dated the date of such financial statement and signed by an authorized officer of the Guarantor.

     11. SUBORDINATION. The Guarantor hereby agrees that any and all present and future indebtedness of the Borrower owing to the Guarantor is, and shall be, subordinated in all~respects to the Guaranteed Obligations. Notwithstanding the foregoing, the Guarantor may receive from the Borrower regularly scheduled payments of principal and interest in connection with such

                                                      Page 77 of 106 Pages


subordinated indebtedness so long as a Default or an Event of Default (as such terms are defined in the Loan Agreement) under the Loan Agreement has not occurred and is continuing.

     12. PAYMENTS; APPLICATION. All payments to be made hereunder by the Guarantor shall be made in lawful money of the United States of America, shall be made in immediately available funds, and shall be made without deduction (whether for taxes or otherwise) or offset. All payments made by the Guarantor hereunder shall be applied as follows; first, to all costs and expenses (including attorneys' fees and costs) incurred by the Bank in enforcing this Guarantee or in collecting the Guaranteed Obligations; second, to all accrued and unpaid interest and fees owing to the Bank constituting Guaranteed Obligations; and third, to the balance of the Guaranteed Obligations, all such payments to be limited to the amount to which this Guarantee is limited.

     13. INDEMNIFICATION. Subject to the limitations set forth herein, or in any other instruments, writings and agreements between the Borrower and the Bank, the Guarantor agrees to indemnify the Bank and hold the Bank harmless against all obligations, demands, or liabilities asserted by any party and against all losses in any way suffered, incurred, or paid by the Bank as a result of or in any way arising out of, following, or consequential to the Bank~s transactions with the Borrower.

     14. NOTICES. All notices or demands by the Guarantor or the Bank to the other relating to this Guarantee shall be in writing and either personally served or sent by certified mail, postage prepaid, return receipt requested, or by prepaid telefacsimile or telegram, and shall be deemed to be given for purposes of this Guarantee on the day that such writing is received by the party to whom it is sent. Unless otherwise specified in a notice sent or delivered in accordance with the provisions of this SECTION 14, such writing shall be sent, if to the Guarantor, at the Guarantor's address set forth on the signature page hereof, and if to the Bank, then to 120 South LaSalle Street, Chicago, Illinois 60603, Attn.: Michael Foster.

     15.  CUMULATIVE REMEDIES.   No remedy under this Guarantee is intended
to be exclusive of any other remedy, but each and every remedy shall be cumulative and in addition to any and every other remedy given hereunder and those provided by law or in equity. No delay or omission by the Bank to exercise any right under this Guarantee shall impair any such right nor be construed to be a waiver thereof. No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

     16. BOOKS AND RECORDS. The Guarantor agrees that the Bank's books and records showing the indebtedness between the Bank and the Borrower shall be admissible in any action or proceeding and shall be binding upon the Guarantor for the purpose of establishing the items therein set forth and shall constitute prima facie proof thereof.

     17. SEVERABILITY OF PROVISIONS. Any provision of this Guarantee which is prohibited or unenforceable under applicable law, shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

                                                      Page 78 of 106 Pages


     18. ENTIRE AGREEMENT: AMENDMENTS. This Guarantee constitutes the entire agreement between the Guarantor and the Bank pertaining to the subject matter contained herein, and may not be altered, amended, or modified, nor may any provision hereof be waived or noncompliance therewith consented to, except by means of a writing executed by both the Guarantor and the Bank. Any such alteration, amendment, modification, waiver, or consent shall be effective only to the extent specified therein and for the specific purpose for which given. No course of dealing and no delay or waiver of any right or default under this Guarantee shall be deemed a waiver of any other similar or dissimilar right or default or otherwise prejudice the rights and remedies hereunder.

     19. SUCCESSORS AND ASSIGNS. This Guarantee shall be binding upon the Guarantor's successors, and assigns and shall inure to the benefit of the successors and assigns of the Bank.

     20. CHOICE OF LAW AND VENUE. THE VALIDITY OF THIS GUARANTEE, ITS CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT, AND THE RIGHTS OF THE GUARANTOR AND THE BANK SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS GUARANTEE SHALL BE TRIED AND DETERMINED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF COOK, STATE OF ILLINOIS, OR, AT THE SOLE OPTION OF THE BANK IN ANY OTHER COURT IN WHICH THE BANK SHALL INITIATE LEGAL OR EQUITABLE PROCEEDINGS AND WHICH HAS SUBJECT MATTER JURISDICTION OVER THE MATTER IN CONTROVERSY. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 21.

      21. WAIVER OF JURY TRIAL. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY ACTION, CAUSE OF ACTION, CLAIM, DEMAND, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS GUARANTEE, OR IN ANY WAY CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE DEALINGS OF THE GUARANTOR AND THE BANK WITH RESPECT TO THIS GUARANTEE, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY AGREES THAT ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, DEMAND, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT THE BANK MAY FILE AN ORIGINAL COUNTERPART OF THIS SECTION 22 WITH ANY COURT OR OTHER TRIBUNAL AS WRITTEN EVIDENCE OF THE CONSENT OF THE GUARANTOR TO THE WAIVER OF HIS RIGHT TO TRIAL BY JURY.

                              [SIGNATURE PAGE(S) FOLLOW]

                                                      Page 79 of 106 Pages


     IN WITNESS WHEREOF, the Guarantor has executed and delivered this Guarantee as of the date set forth above.


                              GUARANTOR:

                              ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

                              By: ENVIRONMENTAL PRIVATE EQUITY MANAGEMENT II, L.P., its General Partner

                              By: FIRST ANALYSIS EPEF MANAGEMENT COMPANY II, its General Partner

                              By:  /s/ Bret R. Maxwell
                                   ___________________
                                   Bret R. Maxwell,
                                   Its Coordinating General Partner


                                   Address:

                                   9500 Sears Tower
                                   Chicago, Illinois 60606

                                                      Page 80 of 106 Pages


                       REAFFIRMATION AND AMENDMENT OF GUARANTEE

     THIS REAFFIRMATION AND AMENDMENT OF GUARANTEE dated as of November 17, 1997 (this "Reaffirmation"), is made by ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership (the "Guarantor"), in favor of LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                       RECITALS

     WHEREAS, Riverside L.L.C. (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement dated as of November 17, 1995 (the "Loan Agreement");

     WHEREAS, pursuant to the Loan Agreement, the Bank has made and will continue to make Revolving Loans to the Borrower for the purposes of purchasing certain Stock, as described in the Loan Agreement;

     WHEREAS, concurrently with the purchase of such Stock by the Borrower, the Borrower has contributed and will continue to contribute such Stock to Riverside Partnership, an Illinois general partnership of which the Guarantor is a general partner;

     WHEREAS, the Guarantor guaranteed the payment and performance of the indebtedness, obligations and liabilities of the Borrower to the Bank under the Loan Agreement and the instruments, agreements, and documents executed and/or delivered in connection therewith (collectively, the "Guaranteed Obligations"), pursuant to that certain Guarantee dated November 17, 1995, made by the Guarantor in favor of the Bank (the "Guarantee");

     WHEREAS, the Borrower and the Bank have agreed to amend certain terms and provisions of the Loan Agreement upon the terms and subject to the conditions contained in that certain First Amendment to Loan Agreement dated of even date herewith (the "Amendment"), by and among the Borrower and the Bank;

     WHEREAS, the Bank is unwilling to execute the Amendment unless, among other things, the Guarantor reaffirms and amends the Guarantee and reaffirms its guaranty of the payment and performance of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Amendment; and

     WHEREAS, the Guarantor expects to derive direct and indirect benefits from the execution and delivery of the Amendment, and the Guarantor desires to reaffirm and amend the Guarantee in order to induce the Bank to execute the Amendment.

     NOW, THEREFORE, in consideration of the premises herein contained and for the purpose of inducing the Bank to execute the Amendment and for other good and valuable consideration (the receipt, sufficiency and adequacy of which are hereby acknowledged), the parties hereto hereby agree as follows:

                                                      Page 81 of 106 Pages

     1.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of the first (1st) full paragraph of page two (2) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor, Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Productivity Fund III, L.P., a Delaware limited partnership, be less than 20%. If at any time the sum of the percentages certified by the Guarantor, Infrastruture and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Productivity Fund III, L.P., a Delaware limited partnership shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively."

     2. Subject to the terms and conditions contained herein, Annex I and Annex II attached to the Guarantee are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu therof.

     3.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of Section 10.2(c) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor, Infrastruture and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Productivity Fund III, L.P., a Delaware limited partnership, shall at all times be equal to or greater than 20%."

     4. The Guarantee remains in full force and effect, and the Guarantor hereby reaffirms its unconditional, absolute, and irrevocable guaranty (subject to the terms and conditions of the Guarantee) of (i) the due and punctual payment of all of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Amendment and this Reaffirmation, and (ii) the due and punctual performance and observance by the Borrower of all of the other terms, covenants, agreements, and obligations of the Loan Agreement and each of the other instruments, agreements, and documents executed and/or delivered in connection therewith to which the Borrower is a party.

     5. The Guarantor acknowledges receipt of a copy of the Amendment, and any and all other documents executed and/or delivered in connection therewith, and by such Guarantor's execution hereof expressly agrees to any and all changes, modifications, extensions and amendments in the terms of the Guaranteed Obligations as set forth in the Amendment. The Guarantor agrees and acknowledges that all other terms, provisions and conditions of the Guarantee, except as modified pursuant hereto, are hereby confirmed and remain in full force and effect.

     6. The Guarantor certifies and warrants that the Guarantee, as reaffirmed hereby, is the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, fraudulent

                                                      Page 82 of 106 Pages


conveyance or transfer, moratorium or similar law and the effect of general principles of equity, and that the liability of the Guarantor hereunder and under the Guarantee shall continue in full force and effect until the Guaranteed Obligations and all other amounts and obligations guaranteed pursuant to the Guarantee, are paid to the Bank in full.

     7. This Reaffirmation shall be attached to and made a part of the Guarantee. This Reaffirmation may be executed in counterparts and said counterparts when taken together shall constitute one and the same Reaffirmation.

     8. THIS REAFFIRMATION SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                              [Signatures on next page.]

                                                      Page 83 of 106 Pages


     IN WITNESS WHEREOF, the undersigned has executed and delivered this Reaffirmation and Amendment of Guarantee as of the date first written above.

                              ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

                              By: ENVIRONMENTAL PRIVATE EQUITY
                                  MANAGEMENT II, L.P., its
                                  General Partner

                                By: FIRST ANALYSIS EPEF MANAGEMENT COMPANY II,
                                    its General Partner


                                  By: /s/ Bret R. Maxwell
                                      ___________________
                                      Name: Bret R. Maxwell
                                      Its: Coordinating General Partner

                                                      Page 84 of 106 Pages


                       REAFFIRMATION AND AMENDMENT OF GUARANTEE

     THIS REAFFIRMATION AND AMENDMENT OF GUARANTEE dated as of March __, 1998 (this "Reaffirmation"), is made by ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership (the "Guarantor"), in favor of LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                       RECITALS

     WHEREAS, Riverside L.L.C., an Illinois limited liability company (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement dated as of November 17, 1995, which was amended by that certain First Amendment to Secured Revolving Loan Agreement dated as of November 17, 1997 by and between the Borrower and the Bank (collectively hereinafter referred to as the "Loan Agreement");

     WHEREAS, pursuant to the Loan Agreement, the Bank has made and will continue to make Revolving Loans to the Borrower for the purposes of purchasing certain Stock, as described in the Loan Agreement;

     WHEREAS, concurrently with the purchase of such Stock by the Borrower, the Borrower has contributed and will continue to contribute such Stock to Riverside Partnership, an Illinois general partnership of which the Guarantor is a general partner;

     WHEREAS, the Guarantor guaranteed the payment and performance of the indebtedness, obligations and liabilities of the Borrower to the Bank under the Loan Agreement and the instruments, agreements, and documents executed and/or delivered in connection therewith (collectively, the "Guaranteed Obligations"), pursuant to that certain Guarantee dated as of November 17, 1995 made by the Guarantor in favor of the Bank, and the Guarantor reaffirmed its obligations pursuant to that certain Reaffirmation and Amendment of Guarantee dated as of November 17, 1997 made by the Guarantor in favor of the Bank (collectively hereinafter referred to as the "Guarantee");

     WHEREAS, the Borrower and the Bank have agreed to amend certain terms and provisions of the Loan Agreement upon the terms and subject to the conditions contained in that certain Second Amendment to Secured Revolving Loan Agreement dated as of the date hereof by and between the Borrower and the Bank (the "Second Amendment");

     WHEREAS, the Bank is unwilling to execute the Second Amendment unless, among other things, the Guarantor reaffirms its guaranty of the payment and performance of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Second Amendment; and

     WHEREAS, the Guarantor expects to derive direct and indirect benefits from the execution and delivery of the Second Amendment, and the Guarantor desires to reaffirm and amend the Guarantee in order to induce the Bank to execute the Second Amendment.

                                                      Page 85 of 106 Pages


     NOW, THEREFORE, in consideration of the premises herein contained and for the purpose of inducing the Bank to execute the Second Amendment and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.  Subject to the terms and conditions contained herein, the second
(2nd) sentence of the first (1st) full paragraph of page two (2) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor, Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership ("IEPEF"), The Productivity Fund III, L.P., a Delaware limited partnership ("Productivity"), Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung) ("Environmental"), Apex Investment Fund III, L.P., a Delaware limited partnership ("Apex Investment"), and Apex Strategic Partners, LLC, a Delaware limited liability company ("Apex Strategic"), be less than 20%.
     If at any time the sum of the percentages certified by the Guarantor, Productivity, IEPEF, Environmental, Apex Investment and Apex Strategic shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively."

     2. Subject to the terms and conditions contained herein, Annex I and Annex II attached to the Reaffirmation are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu thereof.

     3.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of Section 10.2(c) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor, IEPEF, Productivity, Environmental, Apex Investment and Apex Strategic shall at all times be equal to or greater than 20%."

     4. The Guarantee remains in full force and effect, and the Guarantor hereby reaffirms its unconditional, absolute, and irrevocable guaranty (subject to the terms and conditions of the Guarantee) of (i) the due and punctual payment of all of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Second Amendment and this Reaffirmation, and (ii) the due and punctual performance and observance by the Borrower of all of the other terms, covenants, agreements, and obligations of the Loan Agreement and each of the other instruments, agreements, and documents executed and/or delivered in connection therewith to which the Borrower is a party.

     5. The Guarantor acknowledges receipt of a copy of the Second Amendment, and any and all other documents executed and/or delivered in connection therewith, and by such Guarantor's execution hereof expressly agrees to any and all changes, modifications, extensions and amendments

                                                      Page 86 of 106 Pages


in the terms of the Guaranteed Obligations as set forth in the Second Amendment. The Guarantor agrees and acknowledges that all other terms, provisions and conditions of the Guarantee, except as modified pursuant hereto, are hereby confirmed and remain in full force and effect.

     6. The Guarantor certifies and warrants that the Guarantee, as reaffirmed hereby, is the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance or transfer, moratorium or similar law and the effect of general principles of equity, and that the liability of the Guarantor hereunder and under the Guarantee shall continue in full force and effect until the Guaranteed Obligations and all other amounts and obligations guaranteed pursuant to the Guarantee, are paid to the Bank in full.

     7. This Reaffirmation shall be attached to and made a part of the Guarantee. This Reaffirmation may be executed in counterparts and said counterparts when taken together shall constitute one and the same Amendment.

     8. THIS REAFFIRMATION SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                              [Signature on next page.]

                                                      Page 87 of 106 Pages



     IN WITNESS WHEREOF, the undersigned has executed and delivered this Reaffirmation and Amendment of Guarantee as of the date first written above.


                         ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

                         By: ENVIRONMENTAL PRIVATE EQUITY
                             MANAGEMENT II, L.P., its
                             General Partner

                           By: FIRST ANALYSIS EPEF MANAGEMENT
                               COMPANY II, its General Partner

                              By: /s/ Bret R. Maxwell
                                  _____________________
                                  Name: Bret R. Maxwell
                                  Its:  Coordinating General Partner

                                                      Page 88 of 106 Pages


                                     EXHIBIT F-2

                                      GUARANTEE

     THIS GUARANTEE (this "Guarantee") is made as of this 17th day of November, 1995, by PRODUCTIVITY FUND III, L.P., a Delaware limited partnership (hereinafter, together with its successors and permitted assigns, the "Guarantor") to and for the benefit of LASALLE NATIONAL BANK, a national banking association (hereinafter, together with its successors and assigns, the "Bank").

                                   R E C I T A L S:

     A. Riverside L.L.C., an Illinois limited liability company (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement of even date herewith (as the same may be amended, supplemented or modified from time to time, the "Loan Agreement"), providing for revolving loans to be made to the Borrower by the Bank for the purchase of the Stock, as described in the Loan Agreement.

     B. Concurrently with the purchase of such Stock, the Borrower will contribute such Stock to Riverside Partnership, an Illinois general partnership of which Guarantor is a general partner.

     C. It is in the best interests of the Guarantor to cause this Guarantee to be executed on its behalf inasmuch as the Guarantor will derive substantial direct and indirect benefits from the revolving loans to be made pursuant to the Loan Agreement.

     D. The Bank has required that the Guarantor execute this Guarantee in connection with the Bank's agreement to enter into the Loan Agreement.

     NOW, THEREFORE FOR VALUE RECEIVED, and in consideration of advances, credit or other financial accommodations heretofore, now or that may hereafter at any time be extended to the Borrower by the Bank, the Guarantor hereby unconditionally guarantees, irrespective of the validity, regularity or enforceability of any instrument, writing or agreement relating to or the subject of any such financial accommodation, and whether or not due or to become due before or after any bankruptcy or insolvency proceeding involving the Borrower or would have become due but for the Borrower's bankruptcy proceeding, the full and prompt payment to the Bank at maturity, to the extent of the amount to which this Guarantee is limited, whether by acceleration or otherwise, and at all times thereafter of any and all indebtedness, obligations and liabilities of every kind and nature of the Borrower to the Bank which arise out of or in connection with the Loan Agreement or any Related Document, howsoever evidenced, whether now existing or hereafter created or arising, directly or indirectly, primary or secondary, absolute or contingent, due or to become due, or joint or several, and howsoever owned, held or

                                                      Page 89 of 106 Pages



acquired, whether through discount, overdraft, purchase, direct loan or as collateral, or otherwise, and the prompt, full and faithful performance and discharge by the Borrower of each and every of the terms, conditions, agreements, representations and warranties on the part of the Borrower contained in the Loan Agreement or any Related Document, or in any modification or addenda thereto or substitution thereof; and the Guarantor further agrees to pay all expenses legal and/or otherwise, (including court costs and attorneys' fees), paid or incurred by the Bank in endeavoring to collect such indebtedness, or any part thereof, or in enforcing this Guarantee or in defending any suit based on any act of commission or omission of the Bank with respect to such indebtedness, collateral, or this Guarantee or in connection with any recovery claim hereinbelow defined (all of the aforesaid indebtedness, obligations and liabilities plus interest and all expenses herein mentioned are hereinafter collectively called the "Guaranteed Obligations").

     The amount of recovery, however, against the Guarantor is limited to a percentage of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral (the "Maximum Guaranteed Amount"), such percentage to be certified to the Bank by the Guarantor from time to time in the form attached hereto as Annex II, plus all costs of collection and other expenses (including court costs and attorneys' fees) described herein. Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor and Environmental Private Equity Fund II, L.P., a Delaware limited partnership be less than 20%. If at any time the sum of the percentages certified by the Guarantor and Environmental Private Equity Fund II, L.P., a Delaware limited partnership shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively.

     The Guarantor hereby further agrees as follows:

     1. CONTINUING GUARANTEE. This Guarantee includes any Guaranteed Obligations arising under successive transactions continuing, compromising, extending, increasing, modifying, releasing, or renewing the Guaranteed Obligations, changing the interest rate, payment terms, or other terms and conditions thereof, or creating new or additional Guaranteed Obligations after prior Guaranteed Obligations have been satisfied in whole or in part. To the maximum extent permitted by law, the Guarantor hereby waives any right to revoke this Guarantee as to future indebtedness. If such a revocation is effective notwithstanding the foregoing waiver, the Guarantor acknowledges and agrees that (a) no such revocation shall be effective until written notice thereof has been received by the Bank, (b) no such revocation shall apply to any Guaranteed Obligations in existence on such date (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (c) no such revocation shall apply to any Guaranteed Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of the Bank in existence on the date of such revocation, (d) no payment by the Guarantor, the Borrower, or from any other source, prior to the date of such revocation shall reduce the maximum obligation of the Guarantor hereunder, and (e) any payment by the

                                                      Page 90 of 106 Pages



Borrower or from any source other than the Guarantor, subsequent to the date of such revocation, shall first be applied to that portion of the Guaranteed Obligations as to which the revocation is effective and which are not, therefore, guaranteed hereunder, and to the extent so applied shall not reduce the maximum obligation of the Guarantor thereunder. The agreements and obligations of the undersigned under this Guarantee shall remain in full force and effect until all Liabilities (as defined in the Loan Agreement) shall have been paid in full and the Bank's Revolving Loan Commitment (as defined in the Loan Agreement) has terminated.

     2.   PERFORMANCE UNDER THIS GUARANTEE.   In the event that the Borrower
fails to make any payment of any Guaranteed Obligations on or before the due date thereof, or if the Borrower shall fail to perform, keep, observe, or fulfill any other obligation referred to in any instrument, writing or agreement relating to the Guaranteed Obligations, the Guarantor immediately shall cause such payment to be made to the extent of the amount to which this Guarantee is limited, and shall cause each of such obligations to be performed, kept, observed, or fulfilled.

     3. PRIMARY OBLIGATIONS. This Guarantee is a primary and original obligation of the Guarantor, is not merely the creation of a surety relationship, and is an absolute, unconditional, and continuing guarantee of payment and performance which shall remain in full force and effect without respect to future changes in conditions, including any change of law or any invalidity or irregularity with respect to the issuance of any instrument, writing or agreement relating to the Guaranteed Obligations. The Guarantor agrees that he is directly, jointly and severally with any other guarantor of the Guaranteed Obligations, liable to the Bank, that the obligations of the Guarantor hereunder are independent of the obligations of the Borrower or any other guarantor, and that a separate action may be brought against the Guarantor whether such action is brought against the Borrower or any other guarantor or whether the Borrower or any such other guarantor is joined in such action. The Guarantor agrees that his liability hereunder shall be immediate and shall not be contingent upon the exercise or enforcement of any lien or realization upon any security or collateral the Bank may at any time possess. The Guarantor agrees that any release which may be given by the Bank to the Borrower or any other guarantor shall not release the Guarantor. The Guarantor consents and agrees that the Bank shall be under no obligation to marshal any assets of the Borrower or any other guarantor in favor of the Guarantor, or against or in payment of any or all of the Guaranteed Obligations.

     4.   WAIVERS.

          (a) The Guarantor hereby waives: (1) notice of acceptance hereof; (2) notice of any loans or other financial accommodations made or extended to the Borrower or the creation or existence of any Guaranteed Obligations; (3) notice of the amount of the Guaranteed Obligations, subject, however, to the Guarantor's right to make inquiry of the Bank to ascertain the amount of the Guaranteed Obligations at any reasonable time;
     (4) notice of any adverse change in the financial condition of the Borrower or of any other

                                                      Page 91 of 106 Pages




     fact that might increase the Guarantor's risk hereunder; (5) notice of presentment for payment, demand, protest, and notice thereof as to any promissory notes or other instruments, writing or agreements evidencing Guaranteed Obligations; (6) notice of any event of default by the Borrower under any instrument, writing or agreement with the Bank; and
     (7) all other notices (except if such notice is specifically required to be given to the Guarantor hereunder) and demands to which the Guarantor might otherwise be entitled.

          (b) The Guarantor hereby waives the right by statute or otherwise to require the Bank to institute suit against the Borrower; or to exhaust any rights and remedies which the Bank has or may have against the Borrower. In this regard, the Guarantor agrees that he is bound to the payment of all Guaranteed Obligations to the extent of the amount to which this Guarantee is limited, whether now existing or hereafter accruing, as fully as if such Guaranteed Obligations were directly owing to the Bank by the Guarantor. The Guarantor further waives any defense arising by reason of any disability or other defense (other than the defense that the Guaranteed Obligations shall have been fully and finally performed and indefeasibly paid) of the Borrower or by reason of the cessation from any cause whatsoever of the liability of the Borrower in respect thereof.

          (c) The Guarantor hereby waives: (1) any rights to assert against the Bank any defense (legal or equitable), set-off, counterclaim, or claim which the Guarantor may now or at any time hereafter have against the Borrower or any other party liable to the Bank; (2) any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the Guaranteed Obligations or any security therefor; (3) the benefit of any statute of limitations affecting the Guarantor's liability hereunder or the enforcement thereof, and any act which shall defer or delay the operation of any statute of limitations applicable to the Guaranteed Obligations shall similarly operate to defer or delay the operation of such statute of limitations applicable to the Guarantor's liability hereunder.

          (d) The Guarantor hereby waives any right of subrogation the Guarantor has or may have as against the Borrower with respect to the Guaranteed Obligations. In addition, the Guarantor hereby waives any right to proceed against the Borrower, now or hereafter, for contribution, indemnity, reimbursement, and any other suretyship rights and claims, whether direct or indirect, liquidated or contingent, whether arising under express or implied contract or by operation of law, which the Guarantor may now have or hereafter have as against the Borrower with respect to the Guaranteed Obligations. The Guarantor also hereby waives any rights of recourse to or with respect to any asset of the Borrower. The Guarantor agrees that in light of the immediately foregoing waivers, the execution of this Guarantee shall not be deemed to make the Guarantor a "creditor" of the Borrower, and that, for purposes of Sections 547 and 550 of the United States Bankruptcy Code, the Guarantor shall not be deemed a "creditor" of the Borrower.

                                                      Page 92 of 106 Pages



     5. RELEASES. No release or discharge of the Borrower or any one or more of the guarantors, or of any other person, whether primarily or secondarily liable for and obligated with respect to the Guaranteed Obligations, or the institution of bankruptcy, receivership, insolvency, reorganization, dissolution or liquidation proceedings by or against any guarantor or person, or the entry of any restraining or other order in any such proceeding, shall release or discharge the Guarantor or any other guarantor of the Guaranteed Obligations, or any other person, firm or corporation liable to the Bank for the Guaranteed Obligations, unless and until all of the Guaranteed Obligations shall have been fully paid.

     6. RIGHT OF SETOFF AND SECURITY INTEREST. Any and all moneys, credits or other property belonging to the Guarantor in transit to, or in the possession or under the control of, the Bank, or any agent or bailee of the Bank, may, without prior notice and opportunity to be heard, be appropriated and applied against the liability of the Guarantor hereunder to the extent of the amount to which this Guarantee is limited. The Guarantor does hereby assign and transfer to the Bank any and all cash, negotiable instruments, documents of title, chattel paper, securities, certificates of deposit, deposit accounts, other cash equivalents and other assets of the Guarantor in transit to, or in the possession or control of the Bank, or any agent or bailee of the Bank for any purpose and to apply the same on any or all of the Guaranteed Obligations to the extent of the amount to which this Guarantee is limited. To secure payment of the Guaranteed Obligations, the Guarantor grants to the Bank a security interest in all property (including but not limited to all of the property described above) of the Guarantor delivered concurrently herewith, or now or at any time hereafter in the possession or control of the Bank, and all proceeds of all such property. The undersigned agrees that the Bank shall have the rights and remedies of a secured party under the Uniform Commercial Code of Illinois with respect to all of the aforesaid property, including, without limitation thereof, the right to sell or otherwise dispose of any or all of such property. The Bank may without notice to anyone, apply or set off any balances, credits, deposits, accounts, moneys or other indebtedness at any time credited by or due from the Bank to the Guarantor against the amounts due hereunder. Any notification of intended disposition of any property required by law shall be deemed reasonably and properly given if given at least five (5) calendar days before such disposition.

     7. RECOVERY CLAIM. Should a claim ("Recovery Claim") be made upon the Bank at any time for recovery of any amount received by the Bank in payment of the Guaranteed Obligations (whether received from the Borrower, the Guarantor pursuant hereto, or otherwise) and should the Bank repay all or part of said amount by reason of (1) any judgment, decree, or order of any court or administrative body having jurisdiction over the Bank or any of its property; or (2) any settlement or compromise of any such Recovery Claim effected by the Bank with the claimant (including the Borrower), the Guarantor shall remain jointly and severally liable to the Bank for the amount so repaid to the same extent as if such amount had never originally been received by the Bank, notwithstanding any termination hereof or the return of this document to or the cancellation of any note or other instrument evidencing any of the indebtedness.

                                                      Page 93 of 106 Pages


     8. ASSIGNMENTS. In the event the Bank shall sell, assign or transfer the Guaranteed Obligations, or any part thereof, or grant participation therein, each and every immediate or remote successive assignee, transferee, holder of or participant therein, of all or any part of the Guaranteed Obligations shall have the right to enforce this Guarantee by suit or otherwise for the benefit of such assignee, transferee holder or participant, as fully as if such assignee, transferee holder or participant were herein by name specifically given such rights, powers and benefits; but the Bank shall have an unimpaired, prior and superior right to enforce this Guarantee for its benefit as to so much of the Guaranteed Obligations as it has not sold, assigned or transferred.

     9. FINANCIAL CONDITION OF THE BORROWER. The Guarantor represents and warrants to the Bank that the Guarantor is currently ~informed of the financial condition of the Borrower and of all other circumstances which a diligent inquiry would reveal and which would bear upon the risk of nonpayment of the Guaranteed Obligations. The Guarantor further represents and warrants to the Bank that the Guarantor will continue to keep informed of the Borrower's financial condition, the financial condition of other guarantors, if any, and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Guaranteed Obligations.

     10.  FINANCIAL STATEMENTS OF GUARANTOR.

     10.1 REPRESENTATIONS AND WARRANTIES. The Guarantor represents and warrants to the Bank that:

          (a) All income statements, balance sheets, cash flow statements, statements of operations and other financial data that have been or shall hereafter be furnished to the Bank for the purposes of or in connection with this Guarantee do and will present fairly in accordance with GAAP, consistently applied, the financial condition of the Guarantor as of the dates thereof and the results of operations for the period(s) covered thereby. There is no liability, direct or indirect, contingent or otherwise, of the Guarantor that is not reflected on these financial statements.

          (b) The balance sheet of the Guarantor, dated September 30, 1995, and the related statements of income, retained earnings and cash flows for the calendar period then ended, respectively, copies of which have been furnished to the Bank, fairly present the financial condition of the Guarantor, at such dates and the results of each of their operations for the period ended on such respective dates, all in accordance with GAAP, consistently applied.

          (c) Since September 30, 1995, there has been no material adverse change in the financial condition, operations, assets, business, or properties of the Guarantor.

                                                      Page 94 of 106 Pages


     10.2 COVENANTS.     The Guarantor covenants that so long as this
Guarantee shall remain outstanding the Guarantor shall:

          (a) GUARANTOR FINANCIAL STATEMENTS. Furnish to the Bank on or before the one hundred twentieth (120th) day after the Guarantor's fiscal years, a copy of the annual consolidated financial statements of Guarantor consisting of, at least, a balance sheet and statement of income and cash f~ow for such period, prepared in accordance with GAAP, consistently applied, audited by independent certified public accountants of recognized standing.

          (b) GUARANTOR INTERIM STATEMENTS. Furnish to the Bank on or before the sixtieth (60th) day after the end of each fiscal quarter of the Guarantor, a copy of unaudited consolidated financial statements of the Guarantor prepared in accordance with GAAP, consistently applied, signed by an authorized officer of Guarantor and consisting of, at least, a balance sheet and statement of income and cash flow as at the close of such fiscal quarter and for the period from the beginning of such calendar year to the close of such fiscal quarter.

          (c) LIQUIDITY COVENANT. Maintain liquid assets, including cash, cash equivalents and/or undrawn capital commitments in an amount at least equal to the Maximum Guaranteed Amount. The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor and Environmental Private Equity Fund II, L.P., a Delaware limited partnership shall at all time be equal to or greater than 20%.

          (d) CERTIFICATE. Contemporaneously with the furnishing of each of the financial statements described in SECTIONS (A) and (B) above, furnish to the Bank a duly completed certificate in the form of ANNEX I attached hereto (a "COMPLIANCE CERTIFICATE") dated the date of such financial statement and signed by an authorized officer of the Guarantor.

     11. SUBORDINATION. The Guarantor hereby agrees that any and all present and future indebtedness of the Borrower owing to the Guarantor is, and shall be, subordinated in all~respects to the Guaranteed Obligations. Notwithstanding the foregoing, the Guarantor may receive from the Borrower regularly scheduled payments of principal and interest in connection with such subordinated indebtedness so long as a Default or an Event of Default (as such terms are defined in the Loan Agreement) under the Loan Agreement has not occurred and is continuing.

     12. PAYMENTS; APPLICATION. All payments to be made hereunder by the Guarantor shall be made in lawful money of the United States of America, shall be made in immediately available funds, and shall be made without deduction (whether for taxes or otherwise) or offset.

                                                      Page 95 of 106 Pages


All payments made by the Guarantor hereunder shall be applied as follows; first, to all costs and expenses (including attorneys' fees and costs) incurred by the Bank in enforcing this Guarantee or in collecting the Guaranteed Obligations; second, to all accrued and unpaid interest and fees owing to the Bank constituting Guaranteed Obligations; and third, to the balance of the Guaranteed Obligations, all such payments to be limited to the amount to which this Guarantee is limited.

     13. INDEMNIFICATION. Subject to the limitations set forth herein, or in any other instruments, writings and agreements between the Borrower and the Bank, the Guarantor agrees to indemnify the Bank and hold the Bank harmless against all obligations, demands, or liabilities asserted by any party and against all losses in any way suffered, incurred, or paid by the Bank as a result of or in any way arising out of, following, or consequential to the Bank~s transactions with the Borrower.

     14. NOTICES. All notices or demands by the Guarantor or the Bank to the other relating to this Guarantee shall be in writing and either personally served or sent by certified mail, postage prepaid, return receipt requested, or by prepaid telefacsimile or telegram, and shall be deemed to be given for purposes of this Guarantee on the day that such writing is received by the party to whom it is sent. Unless otherwise specified in a notice sent or delivered in accordance with the provisions of this SECTION 14, such writing shall be sent, if to the Guarantor, at the Guarantor's address set forth on the signature page hereof, and if to the Bank, then to 120 South LaSalle Street, Chicago, Illinois 60603, Attn.: Michael Foster.

     15.  CUMULATIVE REMEDIES.   No remedy under this Guarantee is intended
to be exclusive of any other remedy, but each and every remedy shall be cumulative and in addition to any and every other remedy given hereunder and those provided by law or in equity. No delay or omission by the Bank to exercise any right under this Guarantee shall impair any such right nor be construed to be a waiver thereof. No failure on the part of the Bank to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

     16. BOOKS AND RECORDS. The Guarantor agrees that the Bank's books and records showing the indebtedness between the Bank and the Borrower shall be admissible in any action or proceeding and shall be binding upon the Guarantor for the purpose of establishing the items therein set forth and shall constitute prima facie proof thereof.

     17. SEVERABILITY OF PROVISIONS. Any provision of this Guarantee which is prohibited or unenforceable under applicable law, shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

                                                      Page 96 of 106 Pages


     18. ENTIRE AGREEMENT: AMENDMENTS. This Guarantee constitutes the entire agreement between the Guarantor and the Bank pertaining to the subject matter contained herein, and may not be altered, amended, or modified, nor may any provision hereof be waived or noncompliance therewith consented to, except by means of a writing executed by both the Guarantor and the Bank. Any such alteration, amendment, modification, waiver, or consent shall be effective only to the extent specified therein and for the specific purpose for which given. No course of dealing and no delay or waiver of any right or default under this Guarantee shall be deemed a waiver of any other similar or dissimilar right or default or otherwise prejudice the rights and remedies hereunder.

     19. SUCCESSORS AND ASSIGNS. This Guarantee shall be binding upon the Guarantor's successors, and assigns and shall inure to the benefit of the successors and assigns of the Bank.

     20. CHOICE OF LAW AND VENUE. THE VALIDITY OF THIS GUARANTEE, ITS CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT, AND THE RIGHTS OF THE GUARANTOR AND THE BANK SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS GUARANTEE SHALL BE TRIED AND DETERMINED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF COOK, STATE OF ILLINOIS, OR, AT THE SOLE OPTION OF THE BANK IN ANY OTHER COURT IN WHICH THE BANK SHALL INITIATE LEGAL OR EQUITABLE PROCEEDINGS AND WHICH HAS SUBJECT MATTER JURISDICTION OVER THE MATTER IN CONTROVERSY. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 21.

      21. WAIVER OF JURY TRIAL. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY ACTION, CAUSE OF ACTION, CLAIM, DEMAND, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS GUARANTEE, OR IN ANY WAY CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE DEALINGS OF THE GUARANTOR AND THE BANK WITH RESPECT TO THIS GUARANTEE, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE MAXIMUM EXTENT PERMITTED BY LAW, THE GUARANTOR HEREBY AGREES THAT ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, DEMAND, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT THE BANK MAY FILE AN ORIGINAL COUNTERPART OF THIS SECTION 22 WITH ANY COURT

                                                      Page 97 of 106 Pages



OR OTHER TRIBUNAL AS WRITTEN EVIDENCE OF THE CONSENT OF THE GUARANTOR TO THE WAIVER OF HIS RIGHT TO TRIAL BY JURY.

                              [SIGNATURE PAGE(S) FOLLOW]

                                                      Page 98 of 106 Pages


     IN WITNESS WHEREOF, the Guarantor has executed and delivered this Guarantee as of the date set forth above.

                              GUARANTOR:

                              PRODUCTIVITY FUND III, L.P.

                              By: FIRST ANALYSIS MANAGEMENT COMPANY III, L.L.C. its General Partner

                              By:  /s/ Bret R. Maxwell
                                   ___________________
                                   Bret R. Maxwell,
                                   Its Managing Member

                                   Address:

                                   9500 Sears Tower
                                   Chicago, Illinois 60606

                                                      Page 99 of 106 Pages



                       REAFFIRMATION AND AMENDMENT OF GUARANTEE

     THIS REAFFIRMATION AND AMENDMENT OF GUARANTEE dated as of November 17, 1997 (this "Reaffirmation"), is made by PRODUCTIVITY FUND III, L.P., a Delaware limited partnership (the "Guarantor"), in favor of LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                       RECITALS

     WHEREAS, Riverside L.L.C. (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement dated as of November 17, 1995 (the "Loan Agreement");

     WHEREAS, pursuant to the Loan Agreement, the Bank has made and will continue to make Revolving Loans to the Borrower for the purposes of purchasing certain Stock, as described in the Loan Agreement;

     WHEREAS, concurrently with the purchase of such Stock by the Borrower, the Borrower has contributed and will continue to contribute such Stock to Riverside Partnership, an Illinois general partnership of which the Guarantor is a general partner;

     WHEREAS, the Guarantor guaranteed the payment and performance of the indebtedness, obligations and liabilities of the Borrower to the Bank under the Loan Agreement and the instruments, agreements, and documents executed and/or delivered in connection therewith (collectively, the "Guaranteed Obligations"), pursuant to that certain Guarantee dated November 17, 1995, made by the Guarantor in favor of the Bank (the "Guarantee");

     WHEREAS, the Borrower and the Bank have agreed to amend certain terms and provisions of the Loan Agreement upon the terms and subject to the conditions contained in that certain First Amendment to Loan Agreement dated of even date herewith (the "Amendment"), by and among the Borrower and the Bank;

     WHEREAS, the Bank is unwilling to execute the Amendment unless, among other things, the Guarantor reaffirms and amends the Guarantee and reaffirms its guaranty of the payment and performance of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Amendment; and

     WHEREAS, the Guarantor expects to derive direct and indirect benefits from the execution and delivery of the Amendment, and the Guarantor desires to reaffirm and amend the Guarantee in order to induce the Bank to execute the Amendment.

     NOW, THEREFORE, in consideration of the premises herein contained and for the purpose of inducing the Bank to execute the Amendment and for other good and valuable

                                                      Page 100 of 106 Pages



consideration (the receipt, sufficiency and adequacy of which are hereby acknowledged), the parties hereto hereby agree as follows:

     1.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of the first (1st) full paragraph of page two (2) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor, Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Environmental Private Equity Fund II, L.P., a Delaware limited partnership, be less than 20%. If at any time the sum of the percentages certified by the Guarantor, Infrastruture and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Environmental Private Equity Fund II, L.P., a Delaware limited partnership shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively."

     2. Subject to the terms and conditions contained herein, Annex I and Annex II attached to the Guarantee are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu therof.

     3.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of Section 10.2(c) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor, Infrastruture and Environmental Private Equity Fund III, L.P., a Delaware limited partnership, and Environmental Private Equity Fund II, L.P., a Delaware limited partnership, shall at all times be equal to or greater than 20%."

     4. The Guarantee remains in full force and effect, and the Guarantor hereby reaffirms its unconditional, absolute, and irrevocable guaranty (subject to the terms and conditions of the Guarantee) of (i) the due and punctual payment of all of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Amendment and this Reaffirmation, and (ii) the due and punctual performance and observance by the Borrower of all of the other terms, covenants, agreements, and obligations of the Loan Agreement and each of the other instruments, agreements, and documents executed and/or delivered in connection therewith to which the Borrower is a party.

     5. The Guarantor acknowledges receipt of a copy of the Amendment, and any and all other documents executed and/or delivered in connection therewith, and by such Guarantor's execution hereof expressly agrees to any and all changes, modifications, extensions and

                                                      Page 101 of 106 Pages


amendments in the terms of the Guaranteed Obligations as set forth in the Amendment. The Guarantor agrees and acknowledges that all other terms, provisions and conditions of the Guarantee, except as modified pursuant hereto, are hereby confirmed and remain in full force and effect.

     6. The Guarantor certifies and warrants that the Guarantee, as reaffirmed hereby, is the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance or transfer, moratorium or similar law and the effect of general principles of equity, and that the liability of the Guarantor hereunder and under the Guarantee shall continue in full force and effect until the Guaranteed Obligations and all other amounts and obligations guaranteed pursuant to the Guarantee, are paid to the Bank in full.

     7. This Reaffirmation shall be attached to and made a part of the Guarantee. This Reaffirmation may be executed in counterparts and said counterparts when taken together shall constitute one and the same Reaffirmation.

     8. THIS REAFFIRMATION SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                              [Signatures on next page.]

                                                      Page 102 of 106 Pages




     IN WITNESS WHEREOF, the undersigned has executed and delivered this Reaffirmation and Amendment of Guarantee as of the date first written above.

                              PRODUCTIVITY FUND III, L.P.

                              By:  FIRST ANALYSIS MANAGEMENT COMPANY III,
                                   L.L.C., its General Partner

                                 By: /s/ Bret R. Maxwell
                                     _____________________
                                     Name: Bret R. Maxwell
                                     Its: Managing Member

                                                      Page 103 of 106 Pages


                       REAFFIRMATION AND AMENDMENT OF GUARANTEE

     THIS REAFFIRMATION AND AMENDMENT OF GUARANTEE dated as of March __, 1998 (this "Reaffirmation"), is made by THE PRODUCTIVITY FUND III, L.P., a Delaware limited partnership (the "Guarantor"), in favor of LASALLE NATIONAL BANK, a national banking association (together with its successors and assigns, the "Bank").

                                       RECITALS

     WHEREAS, Riverside L.L.C., an Illinois limited liability company (the "Borrower") and the Bank are parties to that certain Secured Revolving Loan Agreement dated as of November 17, 1995, which was amended by that certain First Amendment to Secured Revolving Loan Agreement dated as of November 17, 1997 by and between the Borrower and the Bank (collectively hereinafter referred to as the "Loan Agreement");

     WHEREAS, pursuant to the Loan Agreement, the Bank has made and will continue to make Revolving Loans to the Borrower for the purposes of purchasing certain Stock, as described in the Loan Agreement;

     WHEREAS, concurrently with the purchase of such Stock by the Borrower, the Borrower has contributed and will continue to contribute such Stock to Riverside Partnership, an Illinois general partnership of which the Guarantor is a general partner;

     WHEREAS, the Guarantor guaranteed the payment and performance of the indebtedness, obligations and liabilities of the Borrower to the Bank under the Loan Agreement and the instruments, agreements, and documents executed and/or delivered in connection therewith (collectively, the "Guaranteed Obligations"), pursuant to that certain Guarantee dated as of November 17, 1995 made by the Guarantor in favor of the Bank, and the Guarantor reaffirmed its obligations pursuant to that certain Reaffirmation and Amendment of Guarantee dated as of November 17, 1997 made by the Guarantor in favor of the Bank (collectively hereinafter referred to as the "Guarantee");

     WHEREAS, the Borrower and the Bank have agreed to amend certain terms and provisions of the Loan Agreement upon the terms and subject to the conditions contained in that certain Second Amendment to Secured Revolving Loan Agreement dated as of the date hereof by and between the Borrower and the Bank (the "Second Amendment");

     WHEREAS, the Bank is unwilling to execute the Second Amendment unless, among other things, the Guarantor reaffirms its guaranty of the payment and performance of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Second Amendment; and

                                                      Page 104 of 106 Pages


     WHEREAS, the Guarantor expects to derive direct and indirect benefits from the execution and delivery of the Second Amendment, and the Guarantor desires to reaffirm and amend the Guarantee in order to induce the Bank to execute the Second Amendment.

     NOW, THEREFORE, in consideration of the premises herein contained and for the purpose of inducing the Bank to execute the Second Amendment and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.  Subject to the terms and conditions contained herein, the second
(2nd) sentence of the first (1st) full paragraph of page two (2) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "Notwithstanding the foregoing, in no event shall the sum of the percentages guaranteed by each of the Guarantor, Infrastructure and Environmental Private Equity Fund III, L.P., a Delaware limited partnership ("IEPEF"), Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"), Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbesch--nkung) ("Environmental"), Apex Investment Fund III, L.P., a Delaware limited partnership ("Apex Investment"), and Apex Strategic Partners, LLC, a Delaware limited liability company ("Apex Strategic"), be less than 20%.
     If at any time the sum of the percentages certified by the Guarantor, EPEF, IEPEF, Environmental, Apex Investment and Apex Strategic shall be less than 20%, such percentages shall be deemed to be increased on a pro rata basis to a percentage equal to 20% collectively."

     2. Subject to the terms and conditions contained herein, Annex I and Annex II attached to the Reaffirmation are hereby deleted in their entirety and the form of Annex I and Annex II attached hereto shall be inserted in lieu thereof.

     3.   Subject to the terms and conditions contained herein, the second
(2nd) sentence of Section 10.2(c) of the Guarantee is hereby deleted in its entirety and the following language is inserted in lieu thereof:

          "The sum of the percentages of the aggregate cost of purchase of the Stock (as defined in the Loan Agreement) currently held as Collateral guaranteed by each of the Guarantor, IEPEF, EPEF, Environmental, Apex Investment and Apex Strategic shall at all times be equal to or greater than 20%."

     4. The Guarantee remains in full force and effect, and the Guarantor hereby reaffirms its unconditional, absolute, and irrevocable guaranty (subject to the terms and conditions of the Guarantee) of (i) the due and punctual payment of all of the Guaranteed Obligations, as such Guaranteed Obligations are being modified by the terms of the Second

                                                      Page 105 of 106 Pages




Amendment and this Reaffirmation, and (ii) the due and punctual performance and observance by the Borrower of all of the other terms, covenants, agreements, and obligations of the Loan Agreement and each of the other instruments, agreements, and documents executed and/or delivered in connection therewith to which the Borrower is a party.

     5. The Guarantor acknowledges receipt of a copy of the Second Amendment, and any and all other documents executed and/or delivered in connection therewith, and by such Guarantor's execution hereof expressly agrees to any and all changes, modifications, extensions and amendments in the terms of the Guaranteed Obligations as set forth in the Second Amendment.
 The Guarantor agrees and acknowledges that all other terms, provisions and conditions of the Guarantee, except as modified pursuant hereto, are hereby confirmed and remain in full force and effect.

     6. The Guarantor certifies and warrants that the Guarantee, as reaffirmed hereby, is the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance or transfer, moratorium or similar law and the effect of general principles of equity, and that the liability of the Guarantor hereunder and under the Guarantee shall continue in full force and effect until the Guaranteed Obligations and all other amounts and obligations guaranteed pursuant to the Guarantee, are paid to the Bank in full.

     7. This Reaffirmation shall be attached to and made a part of the Guarantee. This Reaffirmation may be executed in counterparts and said counterparts when taken together shall constitute one and the same Amendment.

     8. THIS REAFFIRMATION SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AS OPPOSED TO THE CONFLICTS OF LAW PROVISIONS) OF THE STATE OF ILLINOIS.

                              [Signature on next page.]

                                                      Page 106 of 106 Pages


     IN WITNESS WHEREOF, the undersigned has executed and delivered this Reaffirmation and Amendment of Guarantee as of the date first written above.

                              THE PRODUCTIVITY FUND III, L.P.

                              By:  FIRST ANALYSIS MANAGEMENT COMPANY III,
                                   L.L.C., its General Partner

                              By:  /s/ Bret R. Maxwell
                                   Name:  Bret R. Maxwell
                                   Its:   Managing Member